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07020883

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Messina Minerals Inc.

*CURRENT ADDRESS

PROCESSED

FEB 1 2 2007

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 02682 FISCAL YEAR 9-30-06

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 2/6/07

Messina Minerals Inc.



82-02682

Annual Report 2006

AR/S
9-30-06

Building a Successful Exploration Enterprise . . .


Buchans Mine
Buchans
Millertown
5400000mN
Millertown Dam
Skidder Property
Skidder
Victoria Mine Property
Burnt Pon
Boundary
Duck Pond
NORTH
0
10
10 kilometres
Bobby's Pond Property
Daniel's Pond
Red Indian Lake
Significant base metal prospects
5380000mN
Jack's Pond
Star Lake Dam 18 MW
Tulks South Property
Tulks East A, B, C Zones
Costigan Lake Property
Tulks Hill
'Big Kahuna'
East Zone
Tulks West Cu
Main Zone
South Limb
Eagle
Lucky Gnome
Long Lake Property
Domino
BOOMERANG
Zinc Zone
Curve Pond
500000mE
Victoria Lake
Corner Brook
Badger
Gander
Buchans
Grand Falls
Millertown
St. John
Port aux Basques

Messina Minerals Inc. (MMI: TSX Venture Exchange) is a Canadian mineral exploration and development company based in Vancouver, Canada with a large exploration office and core facility located in Buchans Junction, central Newfoundland, Canada.

Messina is exploring for commercially exploitable mineral deposits in the historically known zinc-rich area of central Newfoundland, home to the formerly producing world-class base metal deposits at Buchans and Canada's newest mine at "Duck Pond."

Since December 2004 Messina has made two new high-grade zinc discoveries at Boomerang and Domino and has acquired a large land position totalling 323 square kilometers prospective for base metal and gold deposits. Messina's properties also include historic inferred zinc resources at Tulks East A Zone, Tulks East B Zone, and Long Lake Main Zone.

Messina has an experienced and successful exploration team comprised of 22 Newfoundlanders backed by experienced and successful management who are collectively committed to building a successful exploration and development enterprise in Newfoundland for our shareholders.

MESSAGE TO OUR SHAREHOLDERS



Messina is exploring for commercially exploitable mineral deposits in central Newfoundland. Three years ago Messina had acquired under-explored mineral lands in a region known historically for its zinc-lead-copper-silver-gold deposits including the world class Buchans mines, and Messina's lands were considered to have similar "potential". Two years ago, in December 2004, Messina drilled a "Discovery Hole" at Boomerang containing spectacular base and precious metal mineralization that showed similarities to Buchans. One year ago, Messina had completed a long year of drilling which roughly outlined the shape and dimensions of Boomerang. Also during 2005, the Company assembled a large and talented team of explorationists. 2006 began with another "Discovery Hole" at Domino in February 2006, and through the remaining part of 2006 the 'team' made a number of significant additional discoveries.

Messina has begun to deliver on the promise of mineral "riches" on the Company's under-explored lands. Messina's business model is predicated on the capabilities of our employees and their ability to find new deposits, and our team continues to demonstrate this rare ability.

In 2006 Messina continued the initial delineation of Boomerang sufficient to begin calculating a mineral resource with a degree of confidence. Drilling at Boomerang during this past year expanded its size by approximately 50%, a noteworthy accomplishment.

The size and metal content of Boomerang alone is nearing a threshold where a stand-alone deposit is envisioned. Boomerang must pass several hurdles once the mineral resource is established, including mineralogy/metallurgical testing to determine how much of the zinc-lead-copper-silver-gold can be extracted by conventional milling methods, and an economic evaluation to determine if the costs of establishing mining and milling infrastructure to process Boomerang mineralization is profitable.

Planning for future development at Boomerang has begun. Environmental baseline studies have been started; these generally have a multi-year timeline and it is prudent to begin them now to avoid future delays. Metallurgical test-work will begin in earnest in early 2007; some preliminary studies of mineralogy are now in progress. These and other complementary studies will proceed through 2007 in the background to Messina's main focus of exploration and discovery.

"The Best Place to Find a New Mine is Within Sight of the Existing Mine"

– conventional exploration wisdom.

Messina has made new discoveries of zinc that we hope will become important to the Company as continued exploration demonstrates their size and potential, and which are potentially additive to the Boomerang resource. The most significant of these new discoveries is the Domino high-grade zinc-lead-copper-silver-gold discovery made in February 2006.

Domino has been interpreted to extend 800 meters in length and has the potential to host a sizeable mineral resource. Drilling at Domino is broadly (100+ meter) spaced; this spacing needs to be tighter to confirm continuity and to enable quantification of a mineral resource within rigorous standards. Domino is particularly attractive given the close proximity of this mineralization to Boomerang.

Hurricane is a very recent discovery (October 2006) of high-grade zinc-lead-copper-silver-gold mineralization that is also in close proximity to Boomerang. Based on seven widely spaced near-surface holes to date occurring over a 500 meter length that intersected highly base metal-enriched mineralization, there is potential here for additional mineral resources. Encouragingly, from the geological perspective, there is more intense alteration and other metal indicators at Hurricane than at either of Boomerang or Domino.

Numerous other targets within "rifle-shot" of Boomerang have been identified in 2006. There is a long list of target names (Zinc Zone, Pats Pond Brook, Baxter Pond, Curve Pond, Spur Road etc.) in just this relatively small area of the property to follow up in 2007. Other discoveries elsewhere within Messina's claims in 2006 include the so-called 'Big Kahuna' 460 tonne massive sulphide boulder (a record as the largest sulphide boulder ever found in the province). Three possible target sources have been identified, and Messina hopes to drill test them in 2007.

Messina has begun to deliver on the promise of mineral "riches" on the Company's under-explored lands. Messina's business model is predicated on the capabilities of our employees and their ability to find new deposits, and our team continues to demonstrate this rare ability.

The Company is in excellent financial health and expects to continue upon an aggressive exploration program in the coming year. Drilling is planned to begin in early January and exploration is expected to be ongoing throughout the year contingent upon weather or other uncontrollable events. The objective of 2007 is twofold: to continue to do the work necessary to advance the Boomerang resource towards a feasibility study, and to discover and quantify additional resources through exploration.

The zinc commodities market is anticipated to remain relatively buoyant. Messina is using $0.65 US per pound zinc as a long term price in assessing the prospectivity of the Company's resources. The market price of zinc is expected to remain above $0.65 US per pound for an extended period of time.

On behalf of the Officers and Directors of Messina Minerals, I would particularly like to acknowledge the effort and dedication of our employees and contractors this year, who have advanced the project diligently and professionally. Messina enjoys the support and good will of the local communities of central Newfoundland and also the provincial department of Natural Resources and we will strive to improve upon these relationships. Messina's vision of building a successful and profitable exploration and mining enterprise in Newfoundland has taken a great step forward this year, and I look forward to continued success and positive news for 2007 and beyond.

Peter Tallman, President & CEO
Vancouver, British Columbia
January 5, 2007

This Management Discussion and Analysis ("MD & A") is intended to help the reader understand the Messina Minerals Inc. financial statements. The statements are provided for the purpose of reviewing the fourth quarter of 2006, as well as the fiscal year, and comparing results to the previous period. The MD & A should be read in conjunction with the Company's audited financial statements and corresponding notes for the periods ending September 30, 2006 and 2005. The financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and all monetary amounts are expressed in Canadian dollars. The following comments may contain management estimates of anticipated future trends, activities, or results. These are not a guarantee of future performance, since actual results could change based on other factors and variables beyond management control.

The management of Messina Minerals Inc. is responsible for the preparation and integrity of the financial statements, including the maintenance of appropriate information systems, procedures, and internal controls and to ensure that information used internally or disclosed externally, including the financial statements and MD & A, is complete and reliable. The Company's board of directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders. The board's audit committee meets with management quarterly to review the financial statements including the MD & A and to discuss other financial, operating and internal control matters.

The reader is encouraged to review the Company's statutory filings on www.sedar.com and to review general information including reports and maps on the Company's website at www.messinaminerals.com.

DESCRIPTION OF BUSINESS AND OVERVIEW

Messina Minerals Inc. is a Canadian mineral exploration and development company based in Vancouver, Canada and its common shares are listed on the TSX Venture Exchange under the symbol "MMI". Messina is exploring for commercially exploitable mineral deposits in central Newfoundland, Canada and maintains an exploration office and core facility located in Newfoundland in the town of Buchans Junction. Messina is focussing on the potential of the historically known zinc-rich area of central Newfoundland, home to the formerly producing world-class base metal deposits at Buchans and the new Duck Pond zinc-copper mine.

Since December 2004 Messina has made two new high-grade zinc discoveries at Boomerang and Domino and has acquired a large land position totalling 323 square kilometers prospective for base metal and gold deposits. Messina's properties also include historic inferred zinc resources at Tulks East A Zone, Tulks East B Zone, and Long Lake Main Zone. Messina has spent approximately $13 million through 2006 developing its Newfoundland property, including the ongoing exploration of the Boomerang zinc-lead-copper-silver-gold massive sulphide deposit.

Messina believes the potential exists to identify sufficient zinc-lead-copper-silver-gold mineral resources within its properties to achieve commercial development. The process involves delimiting Messina's new discoveries at Boomerang and Domino as well as quantifying the existing historic resources at Tulks East A and B Zones and Long Lake Main Zone to current standards. The process also entails significant exploration efforts with the objective of making new discoveries within economic truck-hauling distance of our existing resource base.

Messina is an exploration and development company that remains highly leveraged to discovery success. Documenting the existing mineral resources as they are found in a prudent, professional manner protects our shareholders by adding base value. Continued exploration discovery successes offer our shareholders the potential for significant additional value. Messina has an excellent track record of discovery success and an experienced exploration team.

The Company's business is managed by directors, officers, employees and consultants with professional backgrounds and many years experience in the mineral exploration and development industry, augmented by independent geological and mining professionals retained to advise the Company on its exploration programs and properties.

OVERALL PERFORMANCE

Messina Minerals Inc. (MMI: TSX Venture Exchange) is a Canadian mineral exploration and development company exploring for commercially exploitable mineral deposits in central Newfoundland, Canada. This region is historically known as a zinc-rich area; home to the formerly producing world-class base metal deposits at Buchans and a zinc-copper deposit at "Duck Pond". Messina's strategy is to identify potentially economic resources by exploration, and acquire additional mineral lands in the area that have potential for discoveries that are additive to our existing resource base.

New Property Acquisitions

Messina has now acquired mineral exploration lands totalling 32,268.9 hectares (323 square kilometres) in central Newfoundland prospective for zinc-copper-silver-gold massive sulphide deposits as well as mesothermal-style gold deposits. During 2006, Messina acquired five new properties totalling 4,450 hectares (44.5 square kilometres) by staking. These mineral lands all have high-priority targets and are located within economic trucking distance of the emerging resource base in the Boomerang area.

2006 Exploration Statistics

Messina drilled a total of 37,321.9 meters of core drilling during 2006; approximately 90% of this meterage was drilled at Boomerang and the local area, and 10% was used to test the Tulks East A and B Zones. Messina drilled approximately 32,000 meters of core during 2005, and approximately 2,400 meters in 2004.

Approximately 90 line kilometres of new grids were cut on Messina's mineral lands in 2006. Approximately 70 kilometers of grid was cut in the Boomerang local area (Boomerang to Tulks East grid) that extends for 20 kilometers along strike to Tulks East to provide geological control and to allow access for geophysical surveying. Approximately 20 kilometers of grid lines were cut in the area of the Big Kahuna massive sulphide boulder discovered late in 2006 on the Costigan Lake Property.

A small portion of the Boomerang to Tulks East grid was covered by gravity geophysical surveys, focussing on the immediate area of Boomerang, Domino and Hurricane.

2006 Resource Delineation

Messina has completed the initial delineation of Boomerang sufficient to begin calculating a mineral resource with a degree of confidence. Boomerang must pass several hurdles once the mineral resource is established, including mineralogy/metallurgical testing to determine how much of the zinc-lead-copper-silver-gold can be extracted by conventional milling methods, and then an economic evaluation study to determine if the costs of establishing mining and milling infrastructure to process Boomerang mineralization is profitable.

The mineral resource calculation has been contracted to Snowdon Mining Industry Consultants Inc. and is anticipated to be finished in the first half of 2007. Mineralogy/metallurgical tests are planned to begin in 2007.

New Discoveries in 2006

Messina has made new discoveries of zinc that the Company hopes will become important as exploration demonstrates their size and potential. The most significant of these is the Domino high-grade zinc-lead-copper-silver-gold discovery made in February 2006.

Domino is now interpreted to extend 800 meters in length and has the potential to host a sizeable mineral resource. Drilling at Domino is broadly (100+ meter) spaced; this spacing needs to be tighter to confirm continuity and to enable quantification of a mineral resource within rigorous standards. Domino is particularly attractive given the close proximity of this mineralization to Boomerang.

Hurricane is a very recent discovery (October 2006) of high-grade zinc-lead-copper-silver-gold mineralization that is also in close proximity to Boomerang. Based on seven widely spaced near-surface holes to date occurring over a 500 meter length which have hit narrow intervals of high-grade base metal mineralization, there is potential here for additional mineral resources. Encouragingly from the geological perspective, there is more intense alteration and other metal indicators at Hurricane than at either of Boomerang or Domino.

Numerous other targets within "rifle-shot" of Boomerang have been identified in 2006. There is a long list of target names (Zinc Zone, Pats Pond Brook, Baxter Pond, Curve Pond, Spur Road etc.) in just this relatively small area of the property to follow up in 2007.

Other discoveries elsewhere within Messina's claims in 2006 include the so-called 'Big Kahuna' 460 tonne massive sulphide boulder (a record as the largest sulphide boulder ever found in the province), which was transported by glaciers to its current resting place underneath a forestry road on Messina's property. The Newfoundland Department of Natural Resources is thanked for allowing their glacial specialist to visit the discovery and provide insight as to where it came from. Three possible target sources have been identified, and Messina hopes to drill test them in 2007.

Other Exploration Results

Drill testing of the Tulks East A Zone and area located 20 kilometers roughly along strike from Boomerang yielded low grade zinc assays over extended widths. The program was designed to test the A Zone for high grade base metal mineralization, or to establish a zonation pattern towards higher grade mineralization. The mineralization intersected did not meet the Company's expectations, although there was some encouragement in the increase in overall thickness of the mineralization. For now, the Company has higher priority targets to test in the Boomerang area before considering a return to the A Zone.

In May 2006, the Company entered into an option agreement with Aldrin Resource Corp whereby Aldrin can earn a 50% interest in Reid Lot 229, comprising 8,783.95 hectares in area, which is approximately half of Messina's total land position in the Long Lake volcanic belt. The Long Lake volcanic belt is parallel and adjacent to the Tulks Volcanic belt which hosts the Boomerang, Domino, Hurricane and Tulks East mineralization. The option agreement with Aldrin allows Messina to focus funds previously allocated for Long Lake on continued exploration of the Tulks South Property.

Share Performance

The following table summarizes the trading range, volume, and total dollar value traded annually in Messina's shares over the past three years. Messina discovered Boomerang high-grade mineralization in December 2004. Much of the trading in Messina's shares occurred early in 2005, when the share price rose to $4.12 in March.

Year		High		Low	Volume		Value
2004	$	0.33	$	0.10	16,650,000	$	10,522,000
2005	$	4.12	$	0.94	45,536,000	$	86,958,000
2006	$	1.92	$	0.88	14,852,000	$	19,963,000

The following figure shows the relative strength of Messina's share price for the same three year period 2004 – 2006 versus the TSX Venture index.

Financial Health for 2007



Messina Minerals Inc. (MMI-X)
as of 29-Dec-06
MMI-X
JX-I
Change (%)
1600
1400
1200
1000
800
600
400
200
0

The Company is in excellent financial health and expects to continue upon an aggressive exploration program in the coming year. During the year the Company completed two private placement financings to raise gross proceeds of $10,126,575, of which $8,421,550 was raised by the issuance of flow-through securities. The Company expended $6,135,882 in exploration costs during the current year, of which $6,132,700 was spent on its Newfoundland properties, compared to $2,747,855 in the year ended September 30, 2005, indicating a significant increase in exploration activity. The Company's general and administration expenses of $431,197 are comparable to 2005 expenses of $395,309 after adjusting for 2005 stock-based compensation in the amount of $1,906,131. The Company's loss before income taxes of $283,194 is significantly lower than the 2005 loss of $2,320,394 as there was no charge to stock-based compensation in 2006 and 2006 interest income increased by $102,173 as a result of cash management of funds held for exploration.

Continuing to Expand Messina's Leadership Team

Mr. Gordon Ulrich has accepted an invitation to stand for election to Messina's Board of Directors at the forthcoming Annual General Meeting. Mr. Ulrich has worked in the western Canadian mining industry since 1966 and was President of Luscar Ltd. for over ten years, from 1990 through 2001. Luscar was a major Canadian energy company with interests in coal and oil and gas in western Canada. Under Mr. Ulrich's tenure, Luscar went public with the Luscar Coal Income Fund, the largest IPO in Canada in 1996, opened two new mines, completed the takeover of Manalta Coal in 1998, and increased revenues two-fold to $693 million between 1995 and 1999. Mr Ulrich guided Luscar through a hostile takeover in 2001 and achieved maximum value for his shareholders of $4.00 per share up from $0.65 per share in the previous year. Mr. Ulrich remains involved as a professional board member of several organizations, and Alberta government advisory committees. Mr. Ulrich has a wealth of business and corporate management experience and knowledge that will be an invaluable resource to the Company in achieving its primary objective of increasing shareholder value.

Investor Awareness

The Company continues investor awareness initiatives including investor conference participation and print, radio and web media advertising of the Company and its prospective properties. There have been a greater number of prospective investors inquiring about the Company and its properties during the period. Investor awareness efforts are costly however, and it is difficult to evaluate the effectiveness of individual awareness programs or conference attendances. Also, it is more difficult to replace funds expended from the administrative budget than to replace funds expended on advancing the Company's mineral properties. The Company is committed to continuing and expanding these awareness initiatives, subject to future budget considerations.

Property Expenditure Milestone

During fiscal 2005, the Company fulfilled its expenditure requirements to earn a 100% interest from Falconbridge Limited (formerly Noranda Inc.) on the Tulks South Property which hosts the Boomerang discovery. In April 2006, Falconbridge acknowledged that Messina has satisfied all of the requirements of the Tulks South Property Agreement. Falconbridge retains a residual right to back in for 50% if greater than 10 million tonnes of economic mineralization (ore) is defined in a positive feasibility report, or Falconbridge retains a 2% net smelter return royalty.

Strong Commodities Outlook

Boomerang mineralization is comprised of zinc, lead, copper, silver and gold commodities. In order of relative economic importance in Boomerang, zinc contributes approximately 55% of the potential value, silver is 18%, gold is 10%, lead is 10% and copper is 7% of the potential value. As discussed below, the outlook for zinc particularly is very good for several years. High commodity prices will help keep the investment market focused on Messina and the potential for capital appreciation.

The following commodities price and economic data is extracted from a variety of sources and principally the International Lead and Zinc Study Group (www.ilzsg.org). This data was compiled to aid the Company's management in assessing current and future market conditions and trends, and is provided here as background information to our shareholders.

Zinc Market Summary

Zinc provides the most cost effective and environmentally efficient method of protecting steel against corrosion. Galvanizing steel is the dominant end-use for zinc and accounts for almost half (47%) of annual zinc consumption. Brass and bronze remain the second most important end use (19% of annual consumption) and zinc alloying is third (14%). The demand for galvanized steel is sensitive to macroeconomic cycles and to a lesser extent to fuel prices.

First-Use Global Zinc Consumption in 2005


Other 3%
Semi-manufactures 8%
Chemicals 9%
Zinc Alloying 14%
Galvanizing 47%
Brass and Bronze 19%

Source: International Lead and Zinc Study Group

Two of the most important consuming industries for zinc and galvanized steel are the construction industry and the automotive industry. Worldwide, approximately 48% of zinc is used in construction and an additional 10% is used in public infrastructure works. The automotive and transportation industry use approximately 23% of zinc as galvanized steel that enables the use of thinner materials, reducing weight and improving efficiency.

Global Zinc Supply and Demand

Global zinc consumption has outstripped supply beginning in 2004 and this trend has continued through 2006. LME warehouse stockpiles have been drawn down from a peak of around 800,000 metric tonnes in 2004 to current levels under 100,000 metric tonnes.

Global Zinc Mine Production by Region (2005)

10,019,000 tonnes = 100%


Africa 4.3%
Europe 10.5%
China 25.2%
Asia (excl China) 12.2%
Australia 13.3%
North America 18.3%
South America 16.2%

Source: International Lead and Zinc Study Group

China produced 2,525,000 tonnes of zinc in 2005 and consumed 3,037,000 tonnes (see Global Zinc Consumption data below). Europe and Asia (excluding China) also produce less zinc than they consume.

The total world production of zinc in 2005 was 10,019,000 tonnes, compared with global zinc consumption in the same period of 10,635,000 tonnes. The top 10 largest consumers of zinc by individual country (in 2005, in '000's tonnes): are China (3037), United States (1069), Japan (602), South Korea (503), Germany (501), India (394), Italy (373), Belgium (345), Taiwan (306), and France (271).

China is the largest zinc consumer in the world and China and Asia combined account for 52.6% of the world's consumption of zinc. Europe consumes one quarter of the world's zinc annually. The United States accounts for 10.1% of world consumption. An economic slow-down in the United States may not significantly impact world zinc consumption provided the Chinese, pan-Asian, and European economies continue with relative strength.

Global Zinc Consumption, by Region (2005)


Australia 2.5%
Africa 2.0%
South America 4.1%
North America 14.9%
China 30.3%
Asia 25.6%
Europe 26.7%

Source: International Lead and Zinc Study Group

Zinc Price Forecast

		2007E		2008E		2009E		2010E
Zinc $US/lb	$	2.00	$	1.85	$	1.75	$	1.90

(Source: RBC Dominion Securities Inc (Market Comment, December 12, 2006)

RBC has forecast zinc prices for the next four years through 2010. Forecast prices are expected to decline marginally over the next three years. Goldman Sachs in a Market Comment December 8, 2006 opine "Despite our forecast of a modest slowdown in global economic growth in 2007 and some signs of softness in certain end-use markets, metal demand continues at very high levels. Metal prices seem set to continue at historically high levels because of strong demand and supply constraints."

The Company's management believes there is considerable exploration and economic potential in the volcanic terranes of central Newfoundland. The Company controls the southern half of the Tulks Volcanic Belt and the northern half of the adjacent Long Lake Volcanic Belt, and has acquired various other properties in these belts by staking. Each of the two volcanic belts has advanced base metal targets with historical and previously published inferred mineral resources. In addition, each property has several zones where base metals or gold have been intersected in drilling and where further exploration could expand these discoveries.

Commodity price increases in copper, zinc, gold and silver have increased the potential for economic extraction of resources from the properties. The properties have excellent infrastructure to facilitate development projects including a nearby 18 MW hydroelectric generating facility, a network of active logging haulage roads, and a nearby base metal mine and 1,800 tpd capacity mill which has just been built.

Messina has 32,268.9 hectares (323 square kilometers) of mineral lands under its control covering primarily the Tulks and Long Lake Volcanic belts in central Newfoundland. Specific properties and equivalent number of one-half square kilometer claims and area of each property in hectares are summarized in the table below.

Table: Summary of the Company's mineral titles in Newfoundland, by Property, to December 31, 2006

Property	# Claims	Hectares
Tulks South	705	17,634.95
Long Lake-Aldrin	160	4,008.95
Long Lake	191	4,775.00
Costigan Lake	112	2,800.00
Victoria Mine	36	900.00
Bobby's Pond	13	325.00
Skidder	73	1,825.00
Totals	1290	32,268.90

Tulks South Property, Newfoundland

8

The Tulks South Property originally covered a total of 15,134.95 hectares or 151 square km. in area located in central Newfoundland. In July 2004 Falconbridge Limited (formerly Noranda Inc.) agreed to allow the Company an additional year until July 15, 2006 to fulfill expenditure requirements totaling $1.75 million. During fiscal 2005, the Company fulfilled its expenditure requirements to earn a 100% interest from Falconbridge Limited (formerly Noranda Inc.) on the Tulks South Property which hosts the Boomerang discovery. In April 2006, Falconbridge acknowledged that Messina has satisfied all of the requirements of the Tulks South Property Agreement. Falconbridge retains a residual right to back in for 50% if greater than 10 million tonnes of economic mineralization (ore) is defined in a positive feasibility report, or Falconbridge retains a 2% net smelter return royalty.

During 2006 the Company has reorganized the Tulks South Property to facilitate ease of claim maintenance. At that time, the Eagle Property was merged with the Tulks South Property claims and is now considered part of Tulks South.

The Tulks South Property has sufficient expenditures to carry the claims for the maximum carry-forward allowable of 10 years through 2016 without further work. Reid Lot 228 has sufficient expenditures to carry the Crown Grant for the maximum carry-forward allowable of 5 years through 2011 without further work.

Mineral Titles of the Tulks South Property

Property	Title	# Claims	Hectares
Tulks South	**RL 228**	291	7284.95
Tulks South	**11924M**	250	6250.00
Tulks South	**11925M**	164	4100.00
TOTAL		705	17,634.95

The Property is prospective for volcanogenic massive sulphide zinc-copper-silver-gold deposits as well as mesothermal gold deposits. Several significant massive sulphide and gold prospects have been identified on this large property. The Company has focused on several zones within the Tulks South Property with significant results described below.

Boomerang Massive Sulphide Discovery

In early December 2004 the Company made a new discovery of high-grade massive sulphide mineralization containing copper, lead, and zinc sulphides in the second drill hole completed at the Boomerang prospect on the Tulks South Property. Messina has now completed 61,766.4 meters of core drilling targeting Boomerang and the immediate area since 2004.

Drilled meterage testing Boomerang and area targets, by year.

1966-1997	2004	2005	2006
4,903.6	1,302.3	27,534.4	32,929.7

There has been a minimum of 66,670 meters of core drilling since 1966 in this area, including historical drilling up to 1997. (This figure does not include some historic drilling at Curve Pond and Midas Pond; these drill holes are being compiled.)


2800E
2900E
3000E
3100E
3200E
3300E
3400E
3500E
3600E
3700E
3800E
3900E
4000E
4100E
4200E
450ELEV
350ELEV
250ELEV
150ELEV
50ELEV
-50ELEV
-150ELEV
-250ELEV
Surface
Boomerang Prospect
Hurricane Prospect
Domino Prospect
Vertical Longitudinal Section
Diamond Drill Intersections
Significant base metals
Massive pyrite
Weak base metals
No significant results
Indicates off-plane intersection
In Progress

Vertical Longitudinal Section with Historic drill hole pierce points only.

The map above shows the pierce points of all holes testing what is now understood to be the Boomerang, Domino, and Hurricane mineralized zones prior to Messina acquiring the Tulks South Property. In hindsight, Boomerang massive sulphides were first intersected in 1975 with drill hole GA75-09. Domino massive sulphides were intersected in 1995 in hole GA05-01 and also in 1997 with hole GA97-05. Hurricane massive sulphides were discovered in 1997 in drill hole GA97-08. In each case, the significance of the sulphide intersections was not recognized.


2800E
2900E
3000E
3100E
3200E
3300E
3400E
3500E
3600E
3700E
3800E
3900E
4000E
4100E
4200E
450ELEV
350ELEV
250ELEV
150ELEV
50ELEV
-50ELEV
-150ELEV
-250ELEV
Surface
Boomerang Prospect
Hurricane Prospect
Domino Prospect
Vertical Longitudinal Section
Diamond Drill Intersections
Significant base metals
Massive pyrite
Weak base metals
No significant results
Indicates off-plane intersection
In Progress

Vertical Longitudinal Section with all historic and Messina drill hole pierce points shown for Boomerang, Domino, and Hurricane.

Boomerang drilling has intersected massive sulphide mineralization from between 75 meters to 500 meters vertical depth below surface, and over a horizontal distance of 500 meters and a vertical distance of 275 meters. The Boomerang massive sulphides have an approximate average true width of 8 to 10 meters. Boomerang is shown to have a gold-enriched top that comes to within 75 meters of surface, an intermediate grade zone of zinc-lead-copper-silver-gold mineralization, and a very highly zinc-copper enriched bottom zone. Silver and lead are relatively uniformly distributed throughout.

Boomerang Resource Estimate

Messina has contracted Snowden Mining Industry Consultants Inc. to conduct a resource estimate on, and prepare a NI43-101 Technical Report for, the Boomerang zinc-lead-copper-silver-gold discovery. This study will quantify the amount of mineralization and estimate the grade of base and precious metals at Boomerang.

Boomerang Environmental Assessment and Environmental Monitoring

Jacques Whitford Limited has been contracted to begin baseline water quality sampling and studies suitable for environmental assessment and environmental monitoring at Boomerang, and to provide advice on environmental permitting. This work is a necessary step in providing baseline documentation prior to environmental registration and permitting of the project for a potential mine.

Domino

The Domino high-grade zinc-lead-copper-silver-gold massive sulphide lens, discovered in February 2006, lies beneath Boomerang at a vertical depth of approximately 500 meters and comes to within 75 meters of Boomerang as currently understood. Domino is now interpreted to extend 800 meters in length and has the potential to host a sizeable mineral resource. Drilling at Domino is broadly (100+ meter) spaced; this spacing needs to be tighter to confirm continuity and to enable quantification of a mineral resource within rigorous standards. Domino is particularly attractive given the close proximity of this mineralization to Boomerang.

Domino will be the focus of exploration drilling in early 2007. The objective of the Domino drill program is to test continuity of Domino within the known limits, and to extend Domino along strike to the east (under Hurricane) and to the west (under Boomerang).

Hurricane

Hurricane is a very recent discovery (October 2006) of high-grade zinc-lead-copper-silver-gold mineralization that is also in close proximity to Boomerang. Hurricane lies generally 500 meters east of Boomerang at the same vertical elevation and is directly along strike. Seven widely spaced near-surface holes occurring over a 500 meter length have hit narrow intervals of high-grade base metal mineralization. There is potential here for additional mineral resources. Encouragingly from the geological perspective, there is more intense alteration and other metal indicators at Hurricane than at either Boomerang or Domino.

Hurricane will also be the focus of exploration drilling in early 2007. The objective of Hurricane drilling is to locate thicker zones of similar base metal enriched mineralization.

Zinc Zone

The Zinc Zone lies along strike one kilometer to the west of the Boomerang discovery. Historically it was identified as an area of intense volcanogenic alteration known for a very high zinc-in-soil anomaly over a 600 meter strike length. Gravity surveying has shown a gravity (density) anomaly, of a magnitude similar to or greater than that which corresponds to Boomerang, situated between grid sections 2600E to 1600E. The Company has drilled a total of 15 holes between 2005 and 2006 over a 1.2 kilometer strike length. All holes have intersected pyritic felsic volcanics interpreted to be part of the Boomerang footwall geology, and have not intersected the Boomerang massive sulphide horizon which is interpreted to lie deeper than current drilling has tested.

The volcanogenic alteration extends through the Zinc Zone and continues to the west another three kilometers to Pats Pond Brook where prospectors have located another occurrence of (pyritic) massive sulphides.

Baxter Pond

The Baxter Pond alteration zone is another area of intense volcanogenic alteration. The Company identified an airborne magnetic and electromagnetic signature similar to Boomerang in the Baxter Pond area, interpreted to be the fault offset to the east of the Boomerang sulphide horizon. The Company drilled three holes, BA05-01 to BA05-03 totalling 953.7 meters, over a 3.3 kilometer strike length testing for the Boomerang horizon. All three holes intersected Boomerang lithologies and stratigraphic sequence, as well as volcanogenic alteration consistent with the Boomerang mineralized system. Linecutting followed by ground gravity surveying has been completed in 2006. New gravity anomalies have been identified in areas of favourable Boomerang-type geology that are expected to be tested in 2007.

Curve Pond and Spur Road

During 2006 Messina recognized the Curve Pond trend and discovered a new zone of outcropping massive sulphides along this trend at the Spur Road showing. Messina considers the Curve Pond trend to be a highly prospective horizon of exhalite iron formation (indicative of massive sulphide formation) that the Company's geologists have traced regionally over a 10 kilometer length. The existence of extensive iron formation is a hallmark of very large massive sulphide deposits elsewhere in the world and particularly of the many deposits of the Bathurst mining camp in New Brunswick. The Curve Pond exhalite horizon closely resembles the Brunswick exhalite horizon.

Messina's prospectors discovered massive sulphides and exhalite at Spur Road within this Curve Pond trend during 2006. Grab samples of sulphide mineralization from Spur Road yielded anomalous gold and silver. Five drill holes targeting the general area around Spur Road were completed in 2006; two hit massive sulphides with anomalous gold and silver. The area remains a high priority target and further work is expected on the trend during 2007.

Tulks East Massive Sulphide Prospect

Tulks East is located 21 km northeast of the Messina's recent Boomerang massive sulphide discovery. Tulks East is considered to be along-strike regionally from the Boomerang discovery. The following table summarizes the meterage drilled in the vicinity of Tulks East, by year.

Drilled meterage in the Tulks East area, by year. Messina began testing Tulks East in 2003.

1976-1994	1999	2003	2004	2005	2006
12904.4	1356.1	75.0	460.1	382.8	3676.5

A total of 18,854.9 meters of drilling have tested the Tulks East A and B Zones and the immediate area since 1976. Messina has drilled a total of 4,594.4 meters here since 2003, including 3,676.5 meters of drilling in 2006.

Three lenses (A, B, and C Zones) of pyritic zinc-lead-copper-silver-gold bearing massive sulphide mineralization have been recognized historically. In 1994, a major exploration company estimated the B Zone contained 280,000 tonnes grading 10.3% zinc, 1.4% lead, 0.8% copper, 81 g/t silver and 0.7 g/t gold and the A Zone contained >4.3 million tonnes of pyritic sulphide including an estimated 1.8 million tonnes grading 2.9% zinc, 0.4% copper, and 15 g/t silver. These historical estimates are not NI43-101 compliant and are cited as indication of exploration potential; Messina has not done the work necessary to verify these estimates.

The B Zone base metal rich lens is approximately 3 to 5 meters thick and has historically been interpreted to overlie the A Zone pyrite lens. The A Zone is approximately 30 meters thick and exhibits classic zonation, with metal content and intensity of footwall alteration increasing along strike and to depth beyond current levels of drilling. A very large gravity anomaly, up to 1.3 mgal, also extends along strike from currently known massive sulphide intersections.

The 2006 drill program consisted of 7 holes that tested the Tulks East A Zone massive sulphide lens and 7 short holes in the area which tested other targets. The Tulks East A Zone drill program was designed to test for zonation toward higher grades of base metal enrichment. Six of the seven A Zone holes intersected the target massive sulphide mineralization; the averaged zinc grades over extended intervals ranged from 0.5% to 5% zinc over core lengths from 10.25 meters to 41.1 meters of massive sulphides. These assays are comparable to intersections drilled previously and may only modestly indicate zonation. The Company's interpretation that the adjacent high grade Tulks East B Zone lens represents the faulted segment of one originally large massive sulphide deposit comprised of both the A Zone and the B Zone remains valid. More exploration work is required here, however higher priority drill targets near Boomerang place Tulks East on low priority for 2007.

The other 7 holes tested various other targets between Tulks East and Middle Tulks (a massive sulphide discovery made in 2005). These holes were generally targeted based on favourable geology and nearby gravity anomalies. All holes hit alteration, and two intersected narrow massive sulphide intervals. More exploration work is required here too, however higher priority drill targets in other areas of the property will be tested first.

Potential for Gold

The property has potential for mesothermal type gold deposits hosted by quartz veins and associated alteration. Messina's prospectors in previous years have discovered new gold showings at the "228 Gold Showing" and at the Eagle gold prospect. During 2006, a sample of till in the Boomerang area was concentrated using a sluice box to separate gold from the till gravels. This sample yielded a surprising quantity of gold, including some coarse flakes, shown in the accompanying photograph. The gold occurs within glacially transported till and no further work to determine its source has been done. Creating a heavy mineral concentrate using a sluice box is not representative of the gold content of the till, however it does support the prospective potential for gold mineralization within the Tulks South Property.



J. O'Driscoll (geologist) with Mr. B. Ellison (prospector) and gold in sluiced concentrate.

Long Lake *(includes Aldrin Option – Long Lake, and Long Lake) Properties, Newfoundland*

The original Long Lake property is comprised of 8,783.95 hectares or 88 square kilometers covering most of the Long Lake volcanic belt. The Long Lake property is prospective for volcanogenic massive sulphide zinc-copper-silver-gold deposits and also has potential for mesothermal gold deposits. Several significant massive sulphide prospects have been identified on this large property including the Long Lake Main Zone, the South Limb, the East Zone, and the Lucky Gnome prospects. The project is located within 10 kilometers of the Company's Tulks South Property.

On May 7, 2004 Messina Minerals Inc. received TSX Venture Exchange acceptance of the deal to indirectly acquire the right from Falconbridge Limited (formerly Noranda Inc.) to earn a 100% interest in the Long Lake copper-zinc-silver-gold property located in central Newfoundland by expending $2M in exploration on the property less expenditures of approximately $700,000 made under the agreement by previous operators. In July 2004 Falconbridge Limited (formerly Noranda Inc.) agreed to allow the Company an additional year until August 30, 2006 to fulfil its expenditure requirements. In November 2005 Falconbridge Limited (formerly Noranda Inc.) agreed to allow the Company an additional term until December 31, 2007 to fulfil its expenditure requirements. The extension allows the Company to more effectively target its ongoing exploration programs on this property. To earn its interest, the Company is now required to incur $1,293,871 in total exploration expenditures by December 31, 2007. At September 30, 2006, approximately $857,000 remains to be incurred.

Aldrin – Long Lake Property, Newfoundland

The Company entered into an option agreement dated January 6, 2006 with Aldrin Resource Corp whereby Aldrin can earn an undivided 50% interest in Messina's interest in a portion of the Long Lake Property termed "Reid Lot 229" totaling 4,008.95 hectares in area, comprising approximately half of the original 'Long Lake' Property. This option agreement was amended December 6, 2006 to provide for greater clarity with respect to dates of funds advanced for proposed work programs. To earn its interest, Aldrin must now incur $100,000 in exploration expenditures before June 30, 2006 (completed) and must advance $200,000 for exploration before January 15, 2007, a further $200,000 for exploration before May 15, 2007, and a further $300,000 before October 15, 2007, issue to Messina a total of 750,000 shares on or before August 31, 2007, and pay Messina the sum of $30,000 on the date of listing of Aldrin's common shares on the TSX Venture Exchange, and pay a further $600,000 on or before December 31, 2007. Messina is operator during the earn-in phase and becomes operator if a joint venture is formed. A requirement of the option was the consent of Falconbridge Limited which has now been received as reported in the Company's News Release dated May 3, 2006.

During 2006 Messina completed an airbourne magnetic and electromagnetic survey over the Aldrin-Long Lake Property, which also covered Messina's Long Lake and Costigan Lake properties. A NI43-101 Technical Report commissioned by Aldrin has been provided to Messina and includes the results of the airborne survey. The independent technical report recommends ground follow-up and diamond drilling of various targets and includes a Phase I budget of $200,000 and a Phase II budget of $500,000 for Aldrin's earn-in phase expenditures. Messina intends to follow these recommendations in its work programs for 2007 on behalf of Aldrin.

Aldrin – Long Lake Property Mineralization

In 1994, Noranda discovered several zones of high-grade volcanogenic massive sulphides containing zinc-copper-silver-gold mineralization on the Aldrin-Long Lake property including the Main Zone, the South Zone, and the East Zone. An historical estimate of the inferred mineral resource at the Main Zone calculated by Noranda in 1995 from five drill holes yielded an estimate of 500,000 tonnes grading 16% zinc, 2% Cu, 1% Pb, 38 g/t Ag and 0.9 g/t gold. Messina Minerals Inc. has not done the work necessary to verify the classification of this resource, nor has it been independently verified by a "Qualified Person". The Company treats this calculation as an historical estimate characterizing in-ground mineralization only and is not a NI43-101 conforming resource classification.

Two additional massive sulphide zones, namely the South Zone and the East Zone, have also been located by limited diamond drilling and all remain open for expansion. Drill hole 97-31 at the South Zone returned 31.2% zinc, 0.44% copper, 4.7% lead, 102.8 g/t silver, and 1.44 g/t gold over 0.8 meters; and drill hole 97-36 at the East Zone returned 24.8% zinc, 0.3% copper, 1.7% lead, 27.6 g/t silver, and 1.0 g/t gold over 0.3 meters.

Long Lake Property, Newfoundland

The remaining portion of the Long Lake property is now comprised of 4,775 hectares or 48 square kilometers of prospective mineral lands. The most significant zone of mineralization on this property, the Lucky Gnome Zone, was discovered by drilling in 2002 and consists of a sequence of massive pyrite and associated magnetite-chlorite-barite exhalite. The Company conducted a drill program on the Long Lake Property in September 2005 totalling 715.7 meters in three drill holes targeting the Lucky Gnome massive sulphide prospect. The holes intersected alteration containing anomalous base metals however none of the holes intersected massive sulphides. In 2006, the Company completed an airborne magnetic and electromagnetic survey over the property to aid in defining new exploration targets for testing in 2007. The property will remain in good standing without further expenditure until January 29, 2008.

Costigan Lake Property, Newfoundland

The Costigan Lake Property is comprised of 112 claims totaling 2,800 hectares, located in central Newfoundland in the gap between the Company's Long Lake and Tulks South Properties in central Newfoundland. The property was acquired in 2003 by staking, and additional adjoining claims were staked in September 2006.

In 2003 the Company's prospectors identified a previously unmapped sequence of altered felsic volcanics associated with a chert-magnetite-pyrite exhalite horizon. Magnetite-bearing exhalite is a characteristic of the Long Lake "Main Zone" massive sulphide mineralization indicating the potential for the Costigan Lake property area to host similar mineralization. In early 2006, the Company completed an airborne magnetic and electromagnetic survey over a portion of the property to aid in identifying new exploration targets. Three anomalies have been identified which are prospective for massive sulphides.

In September 2006, the Company's prospectors discovered the colloquially named "Big Kahuna" copper-bearing massive sulphide boulder among others on the property. The Kahuna boulder is estimated to be 460 tonnes in size which is a record within the province for this type of mineralized boulder. Grab samples yielded assays between 0.6% to 3.6% copper. The boulder is rounded and has been glacially transported. The find is significant because the boulder is interpreted to be derived from an undiscovered nearby source of massive sulphide mineralization. The Company gratefully acknowledges the timely assistance of the Newfoundland Department of Mines and Energy glacial geologists in providing data and interpretations that may help locate the in-situ source of the boulder.

The Company completed approximately 25 kilometers of linecut grid late in 2006 covering the three geophysical targets which may be sources of the boulder. Additional work is anticipated in 2007. The property remains in good standing through 2009 without further expenditure.



Gerry Squires, Frank Gill, Charlie Fost, and Peter Tallman examine a portion of the 'Big Kahuna' massive sulphide boulder.

Victoria Mine Property, Newfoundland

The Victoria Mine Property is comprised of 36 mineral claims totaling 900 hectares and was acquired by staking. The property covers altered felsic volcanics of the Tulks Volcanic belt adjacent to the historic producer Victoria Mine which produced copper and zinc at the turn of the century. Reconnaissance prospecting during 2006 discovered a massive sulphide boulder which assayed 11.3% copper and 24 g/t silver. Expenditures on the property are sufficient to keep it in good standing through 2007.

Bobby's Pond Property, Newfoundland

The Bobby's Pond property was acquired by staking 7 claims totaling 175 hectares in mid-2006. The property also covers altered felsic volcanics of the Tulks Volcanic belt and is located adjacent to the Bobby's Pond massive sulphide deposit. The property was briefly evaluated by prospectors in 2006. Expenditures on the property are sufficient to keep it in good standing until mid-2008.

Skidder Property, Newfoundland

The Skidder Property is located 10 km south of the town of Buchans and approximately 30 km northeast of the Tulks South Property. The property, comprised of 73 claims covering 1,825 hectares, was acquired by staking in November 2006. A total of $14,600 is required to be spent on this licence to keep it in good standing through 2007. The property is prospective for Buchans type zinc-lead-copper-gold-silver deposits. The property surrounds an historic mineral resource, the "Skidder Deposit", discovered in the early 1970's, which has not undergone significant work since the late 1970's. The Skidder property is within economic truck hauling distance of Boomerang. Compilation of existing data is underway, which will guide a 2007 exploration program.

Eagle Property, Newfoundland

The Eagle Property was located adjacent to the Company's Tulks South Property and hosted the "Eagle Gold" zone. The property was comprised of three map-staked licences totalling 100 claims covering 2,500 hectares. In early 2006 the property was merged with the adjacent Tulks South Property claims by way of regrouping to facilitate administration and claims management. This area now falls within the Tulks South Property. No work was performed on the Eagle Gold zone in 2006.

Lloyd's River Property, Newfoundland

In March 2005, the Company optioned the Lloyd's River massive sulphide property, encompassing 60 claims totaling 1,500 hectares contiguous with and 3.5 kilometers from the Boomerang discovery. Exploration work undertaken failed to discover the source of a massive sulphide boulder and no additional work was recommended. The Company terminated its option on the property and as of September 30, 2005 all amounts have been written off.

Ontario Properties

The Ontario Properties are comprised of the Pukaskwa Property and the Mishi Leases in Ontario. The properties are prospective for gold. On September 20, 2004 the Company entered into an option agreement with Windarra Minerals Ltd., whereby Windarra can earn 100% in the Pukaskwa Property by issuing to the Company 50,000 common shares (issued, valued at $4,750) upon acceptance by the TSX Venture Exchange and a further 300,000 common shares (175,000 issued, valued at $40,625) over a period of 30 months from the date of acceptance. Windarra must maintain the claims in good standing during the option period, and, if applicable, for a period of 12 months from the date Windarra elects to terminate its option under the agreement. The option agreement has received regulatory approval. The Mishi Leases require a nominal payment annually to the Ontario government to maintain in good standing.

Exploration Financing

The following table sets forth the Company's use of proceeds for its recent private placements:

Financings	Proposed Use of Proceeds	Actual Use of Proceeds to September 30, 2006
$700,000 – January 2005	– $200,000 for Property Exploration on Tulks South Property, – $500,000 for working capital	$200,000 on Tulks South
$2,516,490 —February 2005	– $413,500 for Property Exploration on the Company's Newfoundland properties, – $2,102,990 for working capital	$ 413,500 on Tulks South
$4,171,550 – October 2005	– $4,171,550 for Property Exploration on the Company's Newfoundland properties;	$4,171,550 on Newfoundland properties
$5,955,025 – June 2006	– $4,250,000 for Property Exploration on the Company's Newfoundland properties; – $1,705,025 for working capital	$1,781,400 on Newfoundland properties

SELECTED ANNUAL INFORMATION

	Year ended September 30, 2006	Year ended September 30, 2005	Year ended September 30, 2004
Loss before income taxes	$ (283,194)	$ (2,320,394)	$ (307,951)
Future income tax recovery	$ 1,043,000	$ 172,000	0
Income (loss) for the year	$ 759,806	$ (2,148,394)	$ (307,951)
Earnings (loss) per share, basic and fully diluted	$0.03	($0.10)	($0.02)
Total assets	$ 15,948,159	$ 5,694,507	$ 860,257
Mineral properties and deferred exploration expenditures	$ 9,238,035	$ 3,329,939	$ 561,020
Total long-term liabilities	$ 750,612	0	0
Working Capital	$ 5,340,868	$ 1,835,066	$ 63,018

September 30, 2006 compared to September 30, 2005

Total assets increased to $15,948,159 at September 30, 2006 from $5,694,507 at September 30, 2005, funded primarily as a result of the Company completing two private placement financings to raise net proceeds of $9,311,824, as well as $494,925 raised through exercise of options and warrants. The majority of these funds were expended on mineral property costs and related expenditures which have been capitalized in the Company's financial statements as at September 30, 2006. Of the proceeds, $5,771,575 was spent to further advance the Company's Tulks South Property and $364,307 was spent on exploration of the Company's other mineral properties. These expenditures have been included as deferred exploration expenditures on the Company's balance sheet at September 30, 2006.

The Company's income for the year ended September 30, 2006 was $759,806 compared to a loss of $2,148,394 for the year ended September 30, 2005. This change is largely explained by the absence of a charge to stock-based compensation in 2006 (2005 – $1,906,131) and an increase in interest income of $102,173. In addition, the Company has recorded a future income tax recovery of $1,043,000 compared to $172,000 in 2005 as a result of the Company's utilization of deferred tax assets on renunciation of expenditures on flow-through shares.

Administrative costs including management and consulting, office, professional fees and promotion and advertising increased marginally over 2005 due to increased activity and costs.

September 30, 2005 compared to September 30, 2004

Total assets increased to $5,694,507 at September 30, 2005 from $860,257 at September 30, 2004, funded primarily as a result of the Company completing three private placement financings to raise net proceeds of $3,393,492, as well as $1,498,911 raised through exercise of options and warrants. The majority of these funds were expended on mineral property costs and related expenditures which have been capitalized in the Company's financial statements as at September 30, 2005. Of the proceeds, $2,595,660 was spent to further advance the Company's Tulks South Property and $152,195 was spent on exploration of the Company's other mineral properties. These expenditures have been included as deferred exploration expenditures on the Company's balance sheet at September 30, 2005.

The Company's loss for the year ended September 30, 2005 was $2,148,394 compared to the loss of $307,951 for the year ended September 30, 2004. This increase is largely due to the $1,824,350 increase in stock-based compensation expense resulting from the increase in the number of options granted as well as the increase in share price. The increase in legal fees, regulatory fees, promotion and advertising, and office costs reflects the higher level of financing and exploration activity of the Company when compared to the prior year. Management and financial consulting and travel and related costs have increased as a result of increased management time being spent on financing activities as well as supervising the Newfoundland operations. The statement of operations shows future tax recovery in the amount of $172,000 as a result of the Company's utilization of deferred tax assets on renunciation of expenditures on flow-through shares.

SUMMARY OF QUARTERLY RESULTS

Quarter ending	Sept 30, 2006	June 30, 2006	Mar. 31, 2006	Dec 31, 2005	Sept 30, 2005	June 30, 2005	Mar. 31, 2005	Dec 31, 2004
	$	$	$	$	$	$	$	$
Loss before income taxes	(88,674)	(43,805)	(107,717)	(42,998)	(417,815)	(274,132)	(1,534,190)	(94,257)
Loss Per share	(0.00)	(0.00)	(0.00)	(0.00)	(0.01)	(0.01)	(0.08)	(0.01)

Messina's loss before income taxes for the fourth quarter was $88,674. This is comparable to the fourth quarter 2005 after adjusting for stock-based compensation in the amount of $307,472 relating to employee stock options.

CAPITAL RESOURCES AND LIQUIDITY

At September 30, 2006 the Company had $5,340,868 in working capital. During fiscal 2006, the Company completed two private placements, raising total gross proceeds of $10,126,575.

In June 2006, the Company issued 2,125,000 flow-through common shares at a price of $2.00 per share and 974,300 non-flow-through units at a price of $1.75 per unit for total gross proceeds of $5,955,025. Each non-flow-through unit consists of one common share and one-half of one share purchase warrant with each whole warrant exercisable into one share at a price of $2.00 for a period of two years.

In early October 2005, the Company issued 2,528,212 flow-through common shares at a price of $1.65 per share for gross proceeds of $4,171,550. Of this amount, $3,808,200 was a brokered private placement.

Messina has allocated $2 million for exploration of its central Newfoundland properties in early 2007. Messina has sufficient working capital to continue exploration of its properties at this reasonable pace of expenditure. However the Company will require additional funding to sustain its exploration activities and general administration expenses as it may acquire additional properties or increase the level of exploration spending contingent upon positive exploration results.

TRANSACTIONS WITH RELATED PARTIES

During the year ended September 30, 2006 Messina entered into the following transactions with related parties:

a) Paid or accrued corporate administration fees of $19,677 to Susan Tessman, Corporate Secretary of the Company.
b) Paid or accrued management fees of $97,222 to Peter Tallman, President of the Company.
c) Paid or accrued geological consulting and equipment rental fees of $153,353 to a company controlled by Kerry Sparkes, Vice President, Exploration of the Company, which have been included in deferred exploration costs.
d) Paid or accrued geological consulting fees and equipment rental fees of $80,911 to Peter Tallman, President of the Company, and companies controlled by Peter Tallman, which have been included in deferred exploration costs.
e) Purchased vehicles for consideration of $52,984 from a company controlled by Peter Tallman, President of the Company, which have been included in building and equipment.
f) Purchased equipment in the amount of $16,100 from a company controlled by Kerry Sparkes.
g) Paid or accrued legal fees of $59,073 to a company controlled by David McCue, a Director of the Company.
h) Paid directors and officers fees to the directors and officers in the amount of $9,000.

Included in accounts payable is $14,814 owing to directors, officers and/or companies with directors and officers in common.

These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

RISK FACTORS

Companies involved in the mineral exploration industry are faced with many risk factors. The following selected risk factors are those management views as the most germane to the Company at this stage in the Company's growth. While it is not possible to eliminate all the factors inherent in the mineral exploration business, the Company, through ongoing assessment, strives to mitigate these risks to ensure the protection of its assets.

Exploration and Development Risk

Mineral exploration and development involves a high degree of risk and few properties explored are ultimately developed into producing mines. There is no assurance that any mineral resources identified and defined can be commercially mined. Messina attempts to mitigate these risks by conducting exploration programs and studies using qualified contractors and personnel who will make professional recommendations based upon the findings of these studies.

Risk in Resource/Reserve Calculations and Estimation of Metal Recoveries

There is a degree of uncertainty attributable to the calculation of mineral resources and mineral reserves and corresponding grades. Until ore is actually mined and processed, quantity of mineral resources and mineral reserves and grades must be considered as estimates only. In addition, the quantity of mineral resources or reserves and grades may vary depending upon the prices of the individual commodities contained. Any material change in quantity of mineral resources or reserves, grade, or recovery ratio may affect the economic viability of the Company's projects. In addition, there can be no assurances that recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. The Company attempts to mitigate these risks by conducting resource evaluations and studies using qualified contractors and personnel who will make professional recommendations based upon the findings of these evaluations and studies.

Financing Risk

Messina has limited financial resources and relies upon the issuance of share capital to raise funds. The Company's management is aware that the availability of equity funds at favourable terms is not certain, so the financial requirements of Messina's operations are reviewed at least quarterly to allow for timely changes in capital deployment. The Company has been successful in the past in obtaining financing though the placement of equity, however there can be no assurance that it will obtain adequate financing in the future or that the terms of such financing will be favourable.

Political and Legislative Risk

The Company's properties are located in Canada. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. Operations may be affected, to varying degrees, by changes in federal or provincial legislation and regulations and the affects of any changes cannot be accurately predicted. The Company identifies changes and potential changes in environmental legislation, regulations, and 'best practices guidelines' as one source of potential risk in this regard.

Business Cycle Risk

General market conditions and the price of precious and base metals will have an impact on the Company's ability to raise financing in the future to continue the exploration of its properties and further the Company's long term plan. Commodities prices are generally regarded to behave cyclically and are currently at new relative highs with favourable future outlooks, which reflects favourably on the prospects of the Company. There can be no assurance that these conditions will remain, and the Company can be adversely affected by a change in cyclical market direction. Any changes in general market conditions are beyond the control of the Company.

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company's Chief Executive Officer and Chief Financial Officer (the "Certifying Officers") are responsible for the establishment and maintenance of a system of disclosure controls and procedures. This system is designed to provide reasonable assurance that information required to be disclosed by the Company under various securities legislation or the rules of regulatory agencies is appropriately reported within the time periods specified.

The Certifying Officers evaluate the system periodically throughout the year. They have concluded that the Company's disclosure controls are effective in providing reasonable assurance that material information relating to the Company is accumulated, reviewed by management and reported within the time periods specified.

The Certifying Officers are also responsible for the establishment of a system of internal controls over financial reporting. This system is designed to provide reasonable assurance regarding the reliability and timeliness of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principals.

Ultimate responsibility for financial reporting rests with the Board of Directors. The Board carries out this responsibility principally through its Audit Committee. The Audit Committee is appointed by the Board and is composed of a majority of independent outside directors. It meets periodically with management and the external auditors to review accounting, auditing and internal control matters and regularly reports its findings and recommendations to the Board of Directors.

OUTSTANDING SHARE DATA

At September 30, 2006 the Company had 32,647,660 common shares outstanding. Subsequent to the year end the company closed a private placement of 125,000 flow through units at $1.40 for proceeds of $175,000. The units consist of one flow through share and one non flow through warrant exercisable to purchase one common share at $1.75 for two years.

Options outstanding at September 30, 2006 are detailed in the table below:

Optionee	Number	Date of Grant	Exercise Price	Expiry Date	Type
Gary McDonald	75,000	Dec. 17, 2004	$ 0.80	Dec. 17, 2006	Director
David McCue	25,000	Dec. 17, 2004	$ 0.80	Dec. 17, 2006	Director
John Pallot	125,000	January 20, 2005	$ 1.55	January 20, 2007	Director
Susan Tessman	100,000	January 20, 2005	$ 1.55	January 20, 2007	Officer
Peter Mordaunt	500,000	January 20, 2005	$ 1.55	January 20, 2007	Director
Employees	100,000	January 20, 2005	$ 1.55	January 20, 2007	Employee
Sparkes Consulting	50,000	January 20,2005	$ 1.55	January 20, 2007	Consultant
David McCue	50,000	January 20, 2005	$ 1.55	January 20, 2007	Director
Peter Tallman	75,000	January 20, 2005	$ 1.55	January 20, 2007	Director
Peter Tallman	500,000	February 2, 2005	$ 1.60	February 1, 2007	Director
Employees	75,000	June 6, 2005	$ 1.60	June 6, 2007	Employee
Kerry Sparkes	50,000	June 6, 2005	$ 1.60	June 6, 2007	Consultant
Employees	120,000	June 6, 2005	$ 1.60	June 6, 2007	Employee
Steven Brunelle	150,000	Sept 6, 2005	$ 1.51	Sept. 6, 2007	Director
David McCue	75,000	Sept. 6, 2005	$ 1.51	Sept. 6, 2007	Director
John Pallot	25,000	Sept. 6, 2005	$ 1.51	Sept. 6, 2007	Director
Gary McDonald	75,000	Sept. 6, 2005	$ 1.51	Sept. 6, 2007	Director
TOTAL	2,170,000				

Subsequent to the fiscal year end, 100,000 options were exercised at $0.80. Also, subsequent to the year end, 800,000 stock options were granted exercisable at $1.25 for a period of two years.

During the quarter ending September 30, 2006 62,500 warrants were exercised for proceeds of $15,625. At September 30, 2006 the Company had the following share purchase warrants outstanding:

	Number of Warrants	Number of Shares	Exercise Price	Expiry Date
	437,500	437,500	$ 1.00	January 20, 2007
	200,000	200,000	$ 1.25	January 20, 2007
	775,185	775,185	$ 1.60	February 16, 2007
	137,834	137,834	$ 1.75	February 16, 2007
	184,640	184,640	$ 1.65	October 6, 2006
	487,150	487,150	$ 2.00	June 1, 2008
	243,544	243,544	$ 2.00	June 1, 2008
TOTAL	2,465,853	2,465,853		

Subsequent to the fiscal year end 152,500 warrants were exercised at $1.00 and 184,640 warrants exercisable at $1.65 expired. Also subsequent to the fiscal year end, 125,000 warrants were issued as part of a private placement that closed on December 29, 2006. Each warrant entitles the holder to purchase one common share at $1.75 for two years.

OUTLOOK

The Company is in excellent financial health and expects to continue upon an aggressive exploration program in the coming year. Drilling is planned to begin in early January and exploration is expected to be ongoing throughout the year contingent upon weather or other uncontrollable events. The objective of 2007 is twofold: to continue to do the work necessary to advance the Boomerang resource towards a feasibility study, and to discover and quantify additional resources through exploration.

The zinc commodities market is anticipated to remain relatively buoyant. Messina is using $0.65 US per pound zinc as a long term price in assessing the prospectivity of the Company's resources. The market price of zinc is expected to remain above $0.65 US per pound for an extended period of time.

The fact that Messina has demonstrated the capability to discover and quantify mineral resources on its properties, and the anticipation of zinc commodities prices remaining buoyant, combined suggest that Messina will continue to have access to exploration funds when they are required during 2007.

FORWARD-LOOKING STATEMENTS

All statements in this report that do not directly and exclusively relate to historical facts constitute forward-looking statements. These statements represent the Company's intentions, plans, expectations and beliefs and are subject to risks, uncertainties and other factors of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements, as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

Additional information on Messina Minerals Inc. can be found by visiting the Company's website at www.messinaminerals.com and by viewing regulatory filings on SEDAR at www.sedar.com.

ADDITIONAL INFORMATION FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

FOURTH QUARTER MINERAL PROPERTY AND DEFERRED EXPLORATION EXPENDITURES

	Mishi Gold & Pukaskwa Property	Tulks South Property	Costigan Lake Property	Long Lake Property	Victoria Mine Property	Bobby's Pond Property	Total Sept. 30 2006
Acquisition costs							
Balance, beginning of period	$ 1	$101,313	$ 500	$ 57,000	$ 360	$ 70	$ 159,244
Additions during the period:							
Staking and recording fees	—	—	620	—	—	—	620
	—	—	620	—	—	—	620
Balance, end of period	1	101,313	1,120	57,000	360	70	159,864
Deferred exploration costs							
Balance, beginning of period	(10,935)	6,614,706	32,509	375,055	—	—	7,011,335
Additions during the period:							
Assays, testing and analysis	—	35,687	137	—	137	407	36,368
Camp construction and supplies	—	95,132	727	94	501	501	96,955
Diamond drilling	—	1,341,690	—	—	—	—	1,341,690
Equipment rental	—	37,300	35	18	9	9	37,371
Geology, geophysics and prospecting	—	543,543	1,211	(1,269)	791	791	545,067
Labour	—	—	—	—	—	—	—
Lease rental and claim maintenance	869	—	—	—	—	—	869
Surveying	—	—	—	—	—	—	—
Transportation and travel	—	5,423	—	3,093	—	—	8,516
	869	2,058,775	2,110	1,936	1,438	1,708	2,066,836
Balance, end of period	(10,066)	8,673,481	34,619	376,991	1,438	1,708	9,078,171
Total	$ (10,065)	$ 8,774,794	$ 35,739	$433,991	$ 1,798	$ 1,778	$9,238,035

	Mishi Gold & Pukaskwa Property	Tulks South Property	Eagle Property	Costigan Lake Property	Long Lake Property	Lloyd's River Property	Total Sept. 30 2005
Acquisition costs							
Balance, beginning of period	$ 1	$100,313	$ 1,000	$ 500	$ 57,000	$ 51,200	$ 210,014
Additions during the period:							
Shares issued re acquisition	—	—	—	—	—	9,800	9,800
Cash on acquisition	—	—	—	—	—	—	—
	—	—	—	—	—	9,800	9,800
Balance, end of period	1	100,313	1,000	500	57,000	61,000	219,814
Deferred exploration costs							
Balance, beginning of period	32,127	1,800,600	11,644	3,512	66,372	525	1,914,780
Additions during the period:							
Assays, testing and analysis	—	20,763	320	—	—	—	21,083
Camp construction and supplies	—	141,291	3,046	9,079	24,208	1,288	178,912
Diamond drilling	—	694,322	—	—	—	—	694,322
Equipment rental	—	18,090	359	909	5,486	—	24,844
Geology, geophysics and prospecting	—	236,648	2,643	4,463	13,492	2,500	259,746
Labour	—	20,954	646	646	1,292	—	23,538
Staking, recording and lease rental	—	—	—	—	—	—	—
Surveying	—	29,463	3,318	1,679	13,793	2,998	51,251
Transportation and travel	—	17,799	—	—	13,036	—	30,835
	—	1,179,330	10,332	16,776	71,307	6,786	1,284,531
Balance, end of period	32,127	2,979,930	21,976	20,288	137,679	7,311	3,199,311
Recoveries							
Additions during the period:							
Option payments received	(20,875)	—	—	—	—	—	(20,875)
Written off during the period	—	—	—	—	—	(68,311)	(68,311)
Total	$ 11,253	$3,080,243	$ 22,976	$ 20,788	$194,679	$ —	$ 3,329,939

Fourth Quarter Operating Expenses

	3 months ended September 30, 2006	3 months ended September 30, 2005
EXPENSES		
Amortization	$ (514)	$ 2,974
Corporate and administration fees	4,922	7,000
Interest on capital leases	430	—
Management and financial consulting	41,515	12,845
Office and miscellaneous	13,184	16,101
Professional fees	30,000	12,590
Promotion and advertising	37,736	4,529
Regulatory and transfer fees	1,484	(18,216)
Rent	2,865	2,865
Stock-based compensation	—	307,472
Travel and related costs	3,751	43,022
Loss before income taxes and other items	$ (135,373)	$ (391,182)

Schedule of Share Capital

	As of the date of this Management Discussion and Analysis
Common Shares outstanding	33,025,160
Options outstanding	2,870,000
Warrants outstanding	2,253,716
Fully diluted share capital	38,148,876

AUDITORS' REPORT

To the Shareholders of
Messina Minerals Inc.

We have audited the balance sheets of Messina Minerals Inc. as at September 30, 2006 and 2005 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Davidson & Company LLP

Vancouver, Canada

Chartered Accountants

November 10, 2006

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C., Canada V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

Balance Sheets

As at September 30

ASSETS	2006	2005
Current		
Cash	**$ 2,775,282**	$ 550,305
Term deposits	**3,151,000**	1,500,000
Receivables	**498,207**	173,127
Prepaid expenses and deposits	**32,350**	49,120
	6,456,839	2,272,552
Building and equipment (Note 3)	**132,948**	71,141
Equipment under capital leases (Note 4)	**74,962**	—
Mineral properties and deferred exploration costs (Note 5)	**9,238,035**	3,329,939
Long-term investment (Note 6)	**45,375**	20,875
	$ 15,948,159	$ 5,694,507
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	**$ 1,090,121**	$ 437,486
Current portion of capital lease obligations	**25,850**	—
	1,115,971	437,486
Long-term		
Obligations under capital leases (Note 7)	**51,612**	—
Future income tax liability (Note 10)	**699,000**	—
	1,866,583	437,486
Shareholders' equity		
Capital stock (Note 9)	**22,873,216**	14,992,232
Contributed surplus (Note 9)	**2,089,896**	1,906,131
Deficit	**(10,881,536)**	(11,641,342)
	14,081,576	5,257,021
	$ 15,948,159	$ 5,694,507

Nature and continuance of operations (Note 1)

Subsequent event (Note 14)

On behalf of the Board:

"Peter Tallman" "Gary McDonald"

Peter Tallman, Director

Gary McDonald, Director

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF OPERATIONS AND DEFICIT

Year ended September 30

EXPENSES	2006	2005
Amortization	$ 5,466	$ 3,578
Corporate and administration fees	20,581	18,545
Interest on capital lease obligations	582	—
Management and financial consulting	129,682	101,255
Office and miscellaneous	71,371	60,015
Professional fees	51,273	43,674
Promotion and advertising	75,955	55,243
Regulatory and transfer fees	25,174	28,583
Rent	11,460	11,235
Stock-based compensation (Note 9)	—	1,906,131
Travel and related costs	39,653	73,181
Loss before other items	(431,197)	(2,301,440)
LOSS BEFORE OTHER ITEMS AND INCOME TAXES		
Interest income	151,530	49,357
Write-off of mineral properties and deferred exploration costs (Note 5)	(3,527)	(68,311)
	148,003	(18,954)
Loss before income taxes	(283,194)	(2,320,394)
Future income tax recovery (Note 10)	1,043,000	172,000
Income (loss) for the year	759,806	(2,148,394)
Deficit, beginning of year	(11,641,342)	(9,492,948)
Deficit, end of year	$ (10,881,536)	$ (11,641,342)
Basic and diluted earnings (loss) per common share	$ 0.03	$ (0.10)
Weighted average number of common shares outstanding during the year	28,333,119	21,324,316
Weighted average number of common shares outstanding during the year – diluted	28,769,463	—

The accompanying notes are an integral part of these financial statements

Statements of Cash Flows

Year ended September 30

CASH FLOWS FROM OPERATING ACTIVITIES	2006	2005
Income (loss) for the year	$ 759,806	$ (2,148,394)
Items not affecting cash:		
Amortization	5,466	3,578
Stock-based compensation	—	1,906,131
Write-off of mineral properties and deferred exploration costs	3,527	68,311
Future income tax recovery	(1,043,000)	(172,000)
Changes in non-cash working capital items:		
Increase in receivables	(325,080)	(143,162)
Decrease (increase) in prepaid expenses and deposits	16,770	(38,349)
Decrease in accounts payable and accrued liabilities	(9,365)	(63,461)
Net cash used in operating activities	(591,876)	(587,346)
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of building and equipment	(79,837)	(73,584)
Term deposits	(1,651,000)	(1,500,000)
Deposits	—	101,170
Mineral properties and deferred exploration costs	(5,473,640)	(2,426,697)
Mineral properties and deferred exploration recoveries	225,309	20,875
Net cash used in investing activities	(6,979,168)	(3,878,236)
CASH FLOWS FROM FINANCING ACTIVITIES		
Shares issued for cash	10,621,500	4,892,401
Share issue costs	(814,751)	(32,710)
Repayment of capital lease obligations	(10,728)	—
Net cash provided by financing activities	9,796,021	4,859,691
Increase in cash during the year	2,224,977	394,109
Cash beginning of year	550,305	156,196
Cash end of year	$ 2,775,282	$ 550,305
Cash paid during the year for:		
Interest expense	$ 582	$ —
Income taxes	—	—

Supplemental disclosure with respect to cash flows (Note 12)

The accompanying notes are an integral part of these financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

Messina Minerals Inc. ("the Company"), was incorporated under the laws of British Columbia and its principal business activities include acquiring and exploring mineral properties.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

These financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.

	September 30 2006	September 30 2005
Working capital	**$ 5,340,868**	$ 1,835,066
Deficit	**$ (10,881,536)**	$ (11,641,342)

2. SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Building and equipment

Building and equipment are recorded at cost. Amortization is being provided for using the following rates and methods:

Computer equipment	30% declining balance
Equipment	30% declining balance
Vehicles	30% declining balance
Building	4% declining balance

Mineral properties

All costs related to the acquisition, exploration and development of mineral properties are capitalized by property. If economically recoverable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized using the unit of production method. When a property is abandoned, all related costs are written off to operations. If, after management review, it is determined that the carrying amount of a mineral property is impaired, that property is written down to its estimated net realizable value. A mineral property is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

The amounts shown for mineral properties do not necessarily represent present or future values. Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

Asset retirement obligation

The Company's asset retirement obligation policy requires the recognition of a legal liability for obligations relating to retirement of property, plant and equipment, and arising from the acquisition, construction, development or normal operation of those assets. Such asset retirement cost must be recognized at fair value in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life.

Long-term investment

Long-term investment is carried at cost. If it is determined that the value of the investment is permanently impaired, it is written-down to its estimated net realizable value.

Stock-based compensation

The Company uses the fair value method of accounting for all stock-based compensation and estimates the fair value at the date of grant using the Black-Scholes option pricing model. Any consideration paid by the option holders to purchase shares is credited to capital stock.

Future income taxes

Future income taxes are recorded using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it to be more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Flow-through common shares

Resource expenditure deductions for income tax purposes related to exploration activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. Capital stock is reduced and future income tax liability increased by the estimated tax benefits transferred to shareholders. Upon renunciation of flow-through expenditures, a portion of the future income tax assets that were not recognized in previous years due to the recording of a valuation allowance are recognized as a recovery of income taxes on the statement of operations.

Earnings (loss) per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings (loss) per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For the fiscal year 2005, this calculation proved to be anti-dilutive.

Earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the year.

Government grants

Government assistance is recorded as either a reduction of the cost of the applicable assets or credited in the statement of operations as determined by the terms and conditions of the agreement under which the assistance is provided to the Company.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

3. BUILDING AND EQUIPMENT

	September 30, 2006			September 30, 2005		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 8,093	$ 4,549	$ 3,544	$ 8,093	$ 3,030	$ 5,063
Equipment	35,415	7,495	27,920	8,562	1,284	7,278
Vehicles	52,984	7,948	45,036	—	—	—
Building	60,000	3,552	56,448	60,000	1,200	58,800
	$ 156,492	$ 23,544	$ 132,948	$ 76,655	$ 5,514	$71,141

4. EQUIPMENT UNDER CAPITAL LEASES

	September 30, 2006
Equipment (cost)	$ 88,190
Accumulated amortization	(13,228)
	$ 74,962

During the year ended September 30, 2006, the Company acquired vehicles through capital leases. This equipment is amortized on a declining balance basis at a rate of 30% per annum. During the year ended September 30, 2006, amortization in the amount of $13,228 was charged to deferred exploration costs.

5. MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

	Mishi Gold & Pukaskwa Property	Tulks South Property	Costigan Lake Property	Long Lake Property	Victoria Mine Property	Bobby's Pond Property	Lloyd's River Property	Total Sept. 30 2006
Acquisition costs								
Balance, beginning of year	$ 1	$101,313	$ 500	$ 57,000	$ —	$ —	$ —	$ 158,814
Additions during the year:								
Staking and recording fees	—	—	620	—	360	70	—	1,050
	—	—	620	—	360	70	—	1,050
Balance, end of year	1	101,313	1,120	57,000	360	70	—	159,864
Deferred exploration costs								
Balance, beginning of year	11,252	3,001,906	20,288	137,679	—	—	—	3,171,125
Additions during the year:								
Assays, testing and analysis	—	79,965	1,283	5,432	137	407	—	87,224
Camp construction and supplies	—	376,939	3,452	14,426	501	501	224	396,043
Diamond drilling	—	3,342,475	—	77,731	—	—	—	3,420,206
Equipment rental	—	210,327	111	13,875	9	9	211	224,542
Geology, geophysics and prospecting	—	1,653,301	3,437	197,119	791	791	3,092	1,858,531
Labour	—	19,808	—	—	—	—	—	19,808
Lease rental and claim maintenance	3,182	2,386	—	—	—	—	—	5,568
Surveying	—	52,752	6,048	21,600	—	—	—	80,400
Transportation and travel	—	33,622	—	9,938	—	—	—	43,560
	3,182	5,771,575	14,331	340,121	1,438	1,708	3,527	6,135,882
Balance, end of year	14,434	8,773,481	34,619	477,800	1,438	1,708	3,527	9,307,007
Recovery of costs	(24,500)	(100,000)	—	(100,809)	—	—	—	(225,309)
Written off during the year	—	—	—	—	—	—	(3,527)	(3,527)
Total, end of year	$ (10,065)	$ 8,774,794	$ 35,739	$ 433,991	$ 1,798	$ 1,778	$ —	$ 9,238,035

	Mishi Gold & Pukaskwa Property	Tulks South Property	Costigan Lake Property	Long Lake Property	Lloyd's River Property	Total Sept. 30 2005
Acquisition costs						
Balance, beginning of year	$ 1	$ 52,063	$ 500	$ 57,000	$ —	$ 109,564
Additions during the year:						
Shares issued	—	49,250	—	—	36,000	85,250
Cash paid	—	—	—	—	25,000	25,000
	—	49,250	—	—	61,000	110,250
Written off during the year	—	—	—	—	(61,000)	(61,000)
Balance, end of year	1	101,313	500	57,000	—	158,814
Deferred exploration costs						
Balance, beginning of year	28,859	393,915	2,987	25,695	—	451,456
Additions during the year:						
Assays, testing and analysis	—	66,567	—	4,440	—	71,007
Camp construction and supplies	—	266,042	9,079	36,609	1,288	313,018
Diamond drilling	—	1,622,884	—	—	—	1,622,884
Equipment rental	—	41,256	909	5,486	—	47,651
Geology, geophysics and prospecting	—	514,427	4,463	29,952	2,500	551,342
Labour	—	21,600	646	1,292	—	23,538
Staking, recording and lease rental	3,268	100	—	—	—	3,368
Surveying	—	43,496	2,204	20,761	3,523	69,984
Transportation and travel	—	31,619	—	13,444	—	45,063
	3,268	2,607,991	17,301	111,984	7,311	2,747,855
Written off during the year	—	—	—	—	(7,311)	(7,311)
Balance, end of year	32,127	3,001,906	20,288	137,679	—	3,192,000
Recoveries						
Option payments received	(20,875)	—	—	—	—	(20,875)
Total	$ 11,253	$ 3,103,219	$ 20,788	$194,679	$ —	$3,329,939

Mishi Gold Property, Ontario

The Company holds certain exploration claims and mining leases in the Mishi Gold property in Ontario. During 1998, the Company sold a portion of its interest in the property. The Company will receive a royalty on ore milled and mined in excess of 700,000 tonnes at $0.80 per tonne for ore from open pit mining and $1.20 per tonne for ore from underground mining. In prior years, the Company wrote down mineral property and deferred exploration costs to a nominal value.

Pukaskwa Claims, Ontario

The Company holds a 100% interest in certain mineral claims in the Sault Ste. Marie Mining division, Ontario. A portion of the claims are subject to a 2% net smelter returns royalty ("NSR"). In prior years, the Company wrote-down mineral property and deferred exploration costs to a nominal value. During the year ended September 30, 2004, the Company entered into an option agreement with Windarra Minerals Ltd. ("Windarra"), a company related by way of common directors, regarding these claims, whereby Windarra has the right to acquire a 100% interest in the claims by issuing to the Company 50,000 common shares upon acceptance (issued, valued at $4,750) and a further 300,000 common shares over a period of 30 months from the date of acceptance (175,000 issued, valued at $40,625). Windarra must maintain the claims in good standing during the option period, and, if applicable, for a period of 12 months from the date Windarra elects to terminate its option under the agreement.

Tulks South Property, Newfoundland

The Company entered into an assignment agreement with Windarra whereby the Company has the right to earn a 100% interest in the Tulks South massive sulphide property in Newfoundland. During the year ended September 30, 2006, all requirements were satisfied and the Company has exercised this option. The Company granted Windarra a 2% NSR on the Company's share of proceeds from production from the Property (the "Windarra Royalty"). The Company has the right to buy back the Windarra Royalty from Windarra at any time prior to commercial production for $2,000,000.

To earn its 100% interest, the Company was required to incur $1,374,385, prior to any government grants, in exploration expenditures by July 15, 2006 (incurred) and issue 100,000 common shares over 3 years to a company with a common director (issued, at a value of $67,250). The underlying interest holder is Falconbridge Limited ("Falconbridge"), formerly Noranda Inc. Falconbridge has the right to back in for a 50% interest at a price equal to 1.5 times the gross exploration expenditures incurred on the specific mining block. If Falconbridge does not exercise its back in rights, it will receive a 2% NSR.

Upon completion of a positive feasibility study, an additional 16,667 common shares of the Company will be issued to a company with a common director and the property will be subject to a 0.5% NSR from the Company's share of the proceeds from production of the property.

Eagle Property

The Company acquired the Eagle property by staking. The costs of developing the Eagle Property are included with Tulks South for the year ended September 30, 2006.

Costigan Lake Property, Newfoundland

The Company acquired the Costigan Lake property by staking.

Long Lake Property, Newfoundland

The Company has an option to earn a 100% interest in certain mineral claims comprising the Long Lake property. To earn its interest, the Company is required to incur $1,293,871 in exploration expenditures by December 31, 2007. At September 30, 2006, $816,071 (2005 – $1,156,192) remained to be spent. The optionee retains the right to back in (the "Back-in Right") for a 50% interest in the property or portions thereof under certain circumstances, or be paid a 2% NSR.

The Company has entered into an option agreement with Aldrin Resource Corp. (Aldrin) whereby Aldrin can earn an undivided 50% interest in Messina's interest in a certain portion of the property. To earn this interest, Aldrin must meet the following requirements:

a) incur $300,000 in exploration expenditures before December 31, 2006 and a further $500,000 before December 31, 2007;
b) pay Messina $600,000 by December 31, 2007;
c) upon obtaining listing on the TSX Venture Exchange, pay Messina $25,000 and issue Messina a total of 750,000 shares.

At September 30, 2006, Aldrin has incurred $100,809 in exploration expenditures.

6. LONG-TERM INVESTMENT

Long term investment consists of 225,000 (2005 – 125,000) shares of Windarra Minerals Ltd. These shares were received at a value of $45,375 (2005 – $20,875) as part of an option agreement on the Pukaskwa property (Note 5). At September 30, 2006, the market value of these shares was $42,750 (2005 – $33,750).

7. OBLIGATIONS UNDER CAPITAL LEASES

During the year ended September 30, 2006, the Company acquired vehicles through capital leases. The following is a schedule of future minimum lease payments required under these leases in the years ending September 30:

2007	27,143
2008	27,145
2009	25,037
Total minimum lease payments	79,325
Amount representing interest	(1,863)
Balance of the obligation	77,462

8. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

1. Paid or accrued corporate administration fees of $19,677 (2005 – $17,698) to an officer of the Company.
2. Paid or accrued management fees of $97,222 (2005 – $41,500) to a director and officer of the Company.
3. Paid or accrued geological consulting and equipment rental fees of $153,353 (2005 – $36,425) to a company controlled by an officer of the Company.
4. Paid or accrued geological consulting fees and equipment rental fees of $80,911 (2005 – $53,045) to a director and officer of the Company and companies controlled by this director and officer, which have been included in deferred exploration costs.
5. Purchased vehicles for consideration of $52,984 from a company controlled by a director and officer of the Company, which have been included in building and equipment.

6. Purchased equipment in the amount of $16,100 from a company controlled by an officer of the Company.
7. Paid or accrued legal fees of $59,073 (2005 – $24,444) to a company controlled by a director of the Company.
8. Paid directors and officers fees to the directors and officers in the amount of $9,000 (2005 – nil), which have been recorded as management and financial consulting.

Included in accounts payable is $14,814 (2005 – $93,777) owing to directors, officers and/ or companies with directors and officers in common.

Pursuant to the Tulks South Property acquisition agreement, (Note 5) the Company has an obligation to issue shares to Tulks Resources Ltd. ("Tulks") for property option payments. A director of Tulks is also a director and officer of the Company.

These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

9. CAPITAL STOCK

	Number of Shares	Share Amount	Contributed Surplus
Authorized			
Unlimited common voting shares, without par value			
Issued			
Balance as at September 30, 2004	14,750,514	$ 10,026,457	$ 192,834
Issued for cash	9,768,884	4,892,401	—
Issued for property acquisition	35,000	85,250	—
Offering costs	—	(32,710)	—
Fair value of stock options granted	—	—	1,906,131
Transfer fair value of options exercised	—	81,781	(81,781)
Transfer fair value of warrants exercised	—	111,053	(111,053)
Tax benefits renounced to flow-through share subscribers	—	(172,000)	—
Balance as at September 30, 2005	24,554,398	14,992,232	1,906,131
Issued for cash	8,093,262	10,621,500	—
Offering costs	—	(814,751)	—
Fair value of agents' and finders' warrants	—	(183,765)	183,765
Tax benefits renounced to flow-through share subscribers	—	(1,742,000)	—
Balance as at September 30, 2006	32,647,660	$ 22,873,216	$ 2,089,896

As part of a private placement which closed on June 1, 2006, the Company issued 2,125,000 flow-through common shares at a price of $2.00 per share and 974,300 non-flow-through units at a price of $1.75 per unit for total proceeds of $5,955,025. Each non-flow-through unit consists of one common share and one-half of one share purchase warrant with each whole warrant exercisable into one share at a price of $2.00 for a period of two years. The Company paid finders' cash commissions of $409,852 and issued 243,544 finders' warrants valued at $79,427 pursuant to a finders' fee agreement. The finders' warrants entitle the holder to purchase one common share for a period of two years at an exercise price of $2.00 per unit.

As part of a private placement which closed on October 5, 2005, the Company issued 2,528,212 flow-through common shares at a price of $1.65 per share for proceeds of $4,171,550. Of this amount, $3,808,200 is a brokered private placement with the agents receiving a commission in the amount of $294,546 and 184,640 non-transferable agents' warrants valued at $104,338. The agents' warrants entitle the holder to purchase one common share for a period of one year at an exercise price of $1.65 per share.

During the year ended September 30, 2005, the Company completed private placements as follows:

- November 22, 2004 – issued 1,180,000 flow-through units at a price of $0.15 per unit for gross proceeds of $177,000. Each unit consists of one share and one share purchase warrant exercisable at $0.25 per share for one year.
- January 19, 2005 – issued 625,000 units at $0.80 and 200,000 flow-through units at $1.00 per unit for gross proceeds of $700,000. Each unit consists of one share and one share purchase warrant exercisable at $1.00 per share for the non flow-through units and $1.25 per share for the flow-through units for two years.
- February 16, 2005 – issued 1,557,770 units at $1.35 per unit and 275,667 flow-through units at $1.50 per unit for gross proceeds of $2,516,490. Each unit consists of one share and one-half share purchase warrant each whole warrant being exercisable at $1.60 per share for the non flow-through units and $1.75 per share for the flow-through units for one year.

Diluted earnings per share

Included in the calculation of the diluted number of shares during the year ended September 30, 2006, were "in the money" options totalling 89,808 and warrants totalling 346,536.

Warrants	Number of Warrants	Weighted Average Exercise Price	Expiry Date
Balance, September 30, 2004	6,008,334	$ 0.22	October 24, 2004
Warrants issued			
Private Placement	1,180,000	0.25	November 22, 2005
Private Placement	625,000	1.00	January 19, 2007
Private Placement	200,000	1.25	January 19, 2007
Private Placement	778,885	1.60	February 16, 2006
Private Placement	137,834	1.75	February 16, 2006
Warrants exercised	(4,547,117)	0.25	
Warrants expired	(366,667)	0.45	
Balance, September 30, 2005	4,016,269	0.66	
Warrants issued			
Brokers' warrants	184,640	1.65	October 6, 2006 (expired)
Private Placement	487,150	2.00	June 1, 2008
Finders' warrants	243,544	2.00	June 1, 2008
Warrants exercised	(2,465,750)	0.20	
Balance, September 30, 2006	2,465,853	1.60	

The following warrants were outstanding at September 30, 2006:

Number of Warrants	Exercise Price	Expiry Date
184,640	1.65	October 6, 2006 (expired)
437,500	$ 1.00	January 19, 2007
200,000	1.25	January 19, 2007
775,185	1.60	February 16, 2007
137,834	1.75	February 16, 2007
487,150	2.00	June 1, 2008
243,544	2.00	June 1, 2008
2,465,853		

As part of the private placement in June 2006, the Company issued 487,150 warrants and 243,544 finders' warrants. In January 2006, 916,719 share purchase warrants expiring February 16, 2006 were extended to an expiry date of February 16, 2007.

The fair value of the purchase warrants issued during the year was estimated using the Black-Scholes option pricing model based on the following assumptions:

	2006
Risk-free interest rate:	3.3 – 4.2%
Expected life:	1 – 2 years
Dividend rate:	0%
Volatility:	75 – 110%

Stock options

The Company has a stock option plan that grants options to executive officers and directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. These options vest immediately with the individual. On termination of the optionee's relationship with the Company, the expiry date is adjusted to 90 days after the date of such termination. The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

The following stock options were outstanding and exercisable at September 30, 2006:

Number of Shares	Exercise Price	Expiry Date
100,000	$ 0.80	December 17, 2006
1,000,000	$ 1.55	January 20, 2007
500,000	$ 1.60	February 1, 2007
245,000	$ 1.60	June 6, 2007
325,000	$ 1.51	September 6, 2007

Stock option transactions for the year are summarized as follows:

	Number of Options	Weighted Average Exercise Price
Balance, September 30, 2004	1,383,333	$ 0.26
Options granted	2,170,000	1.53
Options exercised	(1,383,333)	0.26
Balance, September 30, 2005 and September 30,2006	2,170,000	1.53
Number of options currently exercisable	2,170,000	$ 1.53

Stock-based compensation

The Company uses the fair value-based methodology for measuring compensation costs of granting stock options. The Company granted a total of 2,170,000 stock options to directors and employees during the year ended September 30, 2005 with a weighted average fair value of $0.88 per option. The fair value of 2,170,000 stock options granted was estimated at $1,906,131 using the Black-Scholes option pricing model based on the following assumptions:

	2005
Risk-free interest rate	2.81 – 3.00%
Expected life of options	2 years
Annualized volatility	105 – 114%
Dividend rate	0.00%

10. INCOME TAXES

A reconciliation of income taxes at Canadian statutory rates is as follows:

		2006		2005
Loss before income taxes	$	**283,194**	$	2,320,394
Expected income tax (recovery)	$	**(104,000)**	$	(818,000)
Non-deductible (deductible) items		**63,000**		819,000
Unrecognized (recognized) benefits of non-capital losses		**(1,002,000)**		(173,000)
Total income tax recovery	$	**(1,043,000)**	$	(172,000)

The significant components of the Company future income tax assets are as follows:

		2006		2005
Future income tax assets:				
Losses available for future periods	$	**263,000**	$	305,000
Resource deductions		**—**		177,000
Financing costs		**217,000**		24,000
Equipment		**—**		2,000
		480,000		508,000
Future income tax liabilities:				
Equipment		**(16,000)**		—
Mineral properties and deferred exploration costs		**(1,163,000)**		—
		(1,179,000)		—
Valuation allowance		**—**		(508,000)
Net future income tax liability	$	**(699,000)**	$	—

Subject to certain restrictions, the Company has non-capital losses of approximately $846,000 available to reduce income in future years. Unless utilized, these losses will expire through to 2026. In addition, the Company has resource deductions totalling approximately $5,487,000 available to reduce taxable income of future years. The Company also has capital losses totalling $6,200 which can be carried forward indefinitely.

As at September 30, 2005, future tax benefits which may arise as a result of these non-capital losses and resource deductions were offset by a valuation allowance and were not recognized in these financial statements.

During the year ended September 30, 2006, the Company issued 4,653,212 (2005 – 1,655,117) common shares on a flow-through basis for gross proceeds of $8,421,550 (2005 – $790,500). The flow-through agreements require the Company to renounce certain tax deductions for Canadian exploration expenditures incurred on the Company's mineral properties to the flow-through participants. The Company has renounced exploration expenditures of $4,585,050 (2005 – $503,945) which, along with changes in tax rates, resulted in a future income tax recovery of $1,043,000 (2005 – $172,000), a $1,742,000 (2005 – $172,000) charge against capital stock and a future income tax liability of $699,000 (2005 – nil).

11. SEGMENTED INFORMATION

Messina conducts substantially all of its operations in Canada in one business segment being the acquisition and exploration of mineral properties.

12. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

During the year ended September 30, 2006, the Company had the following significant non-cash transactions:

a) incurred accounts payable for deferred exploration costs of $1,029,033;
b) granted 428,184 finders' and agents' warrants valued at $183,765 as commissions on private placements;
c) received 100,000 shares of Windarra valued at $24,500 as part of the Pukaskwa agreement (note 5);
d) recorded $25,792 as amortization included in deferred exploration costs;
e) acquired equipment of $88,190 through capital leases, and;
f) renounced mineral property expenditures to flow through subscribers resulting in a decrease of $1,742,000 to capital stock with an increase of $699,000 to future income tax liability and $1,043,000 to future income tax recovery.

During the year ended September 30, 2005, the Company had the following significant non-cash transactions:

a) issued 10,000 shares at a value of $26,200 in consideration for acquisition of a mineral property option;
b) issued 25,000 shares at a value of $49,250 in consideration for acquisition of a mineral property right; and
c) incurred accounts payable for deferred exploration costs of $367,033.

13. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, term deposits, receivables, long-term investments, accounts payable and accrued liabilities, and capital lease obligations. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

14. SUBSEQUENT EVENTS

Subsequent to September 30, 2006, the Company received financial assistance in the amount of $80,000 for the Tulks East drill program from the government of Newfoundland and Labrador's Mineral Incentive program.

CORPORATE DATA

Head Office
2300 - 1066 West Hastings St.
Vancouver, BC V6E 3X2
Tel: (604) 688-1508
Fax: (604) 601-8253
Email: info@messinaminerals.com
Website: www.messinaminerals.com

Registered Office and Solicitor
Jeffrey T.K. Fraser Law Corporation
1550-1185 West Georgia Street
Vancouver, B.C.
V6E 4E6

Registrar and Transfer Agent
Computershare Trust Company of Canada
3rd Floor, 510 Burrard Street
Vancouver, BC V6C 3B9

Auditors
Davidson & Company
1200 – 609 Granville Street
Vancouver, BC V7Y 1G6

Directors and Officers
Peter Tallman, President/Director
Gary McDonald, Chief Financial Officer/Director
Kerry Sparkes, Vice President, Exploration
Susan Tessman, Corporate Secretary
Steven Brunelle, Director
David McCue, Director
Peter Mordaunt, Director
John Pallot, Director

Investor Contacts
Peter Tallman
Tel: (604) 688-1508
Fax: (604) 601-8253
Email: peter@messinaminerals.com

Capitalization

Authorized:	Unlimited
Issued:	33,025,160
Options:	2,870,000
Warrants:	2,253,716
Fully diluted:	38,148,876

Listing
TSX Venture Exchange
Trading Symbol: MMI
Cusip No.: 590815 10 6
S.E.C. 12g3-2(b) Exemption: 82-2682

PHOTO CAPTIONS:

Front cover:
Messina's Pats Pond (Boomerang) exploration camp

Front cover left to right:
J. O'Driscoll mapping Boomerang
Zinc-rich Boomerang drill core
'Big Kahuna' sulphide boulder discovery
Gold from Boomerang glacial till

Back cover:
Messina's Newfoundland office in Buchans Junction - Millertown

Back cover left to right:
Core storage racks with Boomerang core
Aerial view of Millertown
D. Hyde examines 'Big Kahuna' sulphide boulder
Drilling at Domino











2005venture50

TSX venture EXCHANGE TSX

MESSINA MINERALS

www.messinaminerals.com

MATERIAL CHANGE REPORT
FORM 51-102F3

Item 1. **Reporting Issuer**

Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

January 25, 2007

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on January 25, 2007 through the facilities of CCN Matthews via Canadian Timely Disclosure Network.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

DATED this 25th day of January, 2007

"Peter Tallman"

Peter Tallman, President

Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: MMI

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com

PRESS RELEASE

January 25, 2007

Messina Minerals ("MMI") Graduates to Tier 1 Issuer

The TSX Venture Exchange has graduated Messina Minerals Inc. ("MMI") to a Tier 1 issuer. As defined in TSX Venture Exchange Policy 2.1, Tier 1 is "reserved for the Exchange's most advanced Issuers with the most significant financial resources". The advancement to Tier 1 status reflects Messina's on-going corporate goal of raising the public visibility of the Company for the benefit of our shareholders.

Messina Minerals Inc. is exploring for zinc-lead-copper-silver-gold massive sulphide deposits in central Newfoundland, Canada in a region known historically for its zinc resources and where the Company has made new massive sulphide discoveries including "Boomerang".

Messina's Boomerang zinc-lead-copper-silver-gold discovery is the subject of a resource estimate being prepared by Snowden Mining Industry Consultants Inc. (news release December 16, 2006) and also preliminary mineralogical and metallurgical testwork being conducted by SGS Lakefield Research (news release January 23, 2007.)

Drilling is currently underway testing the Domino and Hurricane zinc-lead-copper-silver-gold massive sulphide discoveries adjacent to Boomerang (news release January 16, 2007) as part of a larger exploration program in 2007 testing massive sulphide targets throughout Messina's extensive 323 square kilometer central Newfoundland properties.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

— 30 —

Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: MMI

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com

PRESS RELEASE

January 25, 2007

Messina Minerals ("MMI") Graduates to Tier 1 Issuer

The TSX Venture Exchange has graduated Messina Minerals Inc. ("MMI") to a Tier 1 issuer. As defined in TSX Venture Exchange Policy 2.1, Tier 1 is "reserved for the Exchange's most advanced Issuers with the most significant financial resources". The advancement to Tier 1 status reflects Messina's on-going corporate goal of raising the public visibility of the Company for the benefit of our shareholders.

Messina Minerals Inc. is exploring for zinc-lead-copper-silver-gold massive sulphide deposits in central Newfoundland, Canada in a region known historically for its zinc resources and where the Company has made new massive sulphide discoveries including "Boomerang".

Messina's Boomerang zinc-lead-copper-silver-gold discovery is the subject of a resource estimate being prepared by Snowden Mining Industry Consultants Inc. (news release December 16, 2006) and also preliminary mineralogical and metallurgical testwork being conducted by SGS Lakefield Research (news release January 23, 2007.)

Drilling is currently underway testing the Domino and Hurricane zinc-lead-copper-silver-gold massive sulphide discoveries adjacent to Boomerang (news release January 16, 2007) as part of a larger exploration program in 2007 testing massive sulphide targets throughout Messina's extensive 323 square kilometer central Newfoundland properties.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

— 30 —

Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: MMI

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com

RECEIVED
2007 FEB -6 A 9:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

United States Securities & Exchange Comm.
12g 3-2(b) Exemption No. 82-2682
MESSINA MINERALS INC.

PRESS RELEASE

January 16, 2007

Messina Minerals ("MMI") Commences 2007 Drilling

Messina Minerals Inc. has commenced 2007 diamond drilling for zinc-lead-copper-silver-gold mineralization on the Tulks South Property located in central Newfoundland, Canada.

The multiphase drilling program underway will test the Domino, Hurricane, and other zinc-enriched massive sulphide zones identified during 2005 and 2006 programs adjacent to the Boomerang massive sulphide zinc-lead-copper-silver-gold mineral resource discovered in 2004. The Boomerang mineralization as presently defined is the subject of an independent mineral resource estimate being prepared by Snowden Mining Industry Consultants Inc. designed to meet NI43-101 Policy standards. The two-fold objectives of the 2007 exploration program are to:

* define/expand the volume of zinc-lead-copper-silver-gold enriched massive sulphide mineralization in the immediate vicinity of the known Boomerang mineral resource
* identify and test new exploration targets within Messina's extensive 323 square kilometer properties for 'Buchans-style' base metal deposits.

Two new discoveries made in 2006 proximal to Boomerang are the Domino and Hurricane target areas which are shown on the map "Boomerang Long Section – Diamond Drill Intersections" available on the Company's website at www.messinaminerals.com/s/Boomerang.asp under the heading "Maps".

The Tulks South Property includes Boomerang and represents a portion of the 323 square kilometer area of Messina's central Newfoundland mineral land holdings. The region is historically known to be prospective for zinc-rich deposits and home to the formerly producing world class base metal deposits at Buchans and currently home to an 1,800 tonne per day zinc-copper mine at Duck Pond.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"
President

— 30 —

MATERIAL CHANGE REPORT
FORM 51-102F3

Item 1. **Reporting Issuer**
Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

January 16, 2007

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on January 16, 2007 through the facilities of CCN Matthews via Canadian Timely Disclosure Network.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

DATED this 16th day of January, 2007

"Peter Tallman"

Peter Tallman, President

Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: MMI

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com

PRESS RELEASE
January 16, 2007

Messina Minerals ("MMI") Commences 2007 Drilling

Messina Minerals Inc. has commenced 2007 diamond drilling for zinc-lead-copper-silver-gold mineralization on the Tulks South Property located in central Newfoundland, Canada.

The multiphase drilling program underway will test the Domino, Hurricane, and other zinc-enriched massive sulphide zones identified during 2005 and 2006 programs adjacent to the Boomerang massive sulphide zinc-lead-copper-silver-gold mineral resource discovered in 2004. The Boomerang mineralization as presently defined is the subject of an independent mineral resource estimate being prepared by Snowden Mining Industry Consultants Inc. designed to meet NI43-101 Policy standards. The two-fold objectives of the 2007 exploration program are to:

* define/expand the volume of zinc-lead-copper-silver-gold enriched massive sulphide mineralization in the immediate vicinity of the known Boomerang mineral resource
* identify and test new exploration targets within Messina's extensive 323 square kilometer properties for 'Buchans-style' base metal deposits.

Two new discoveries made in 2006 proximal to Boomerang are the Domino and Hurricane target areas which are shown on the map "Boomerang Long Section – Diamond Drill Intersections" available on the Company's website at www.messinaminerals.com/s/Boomerang.asp under the heading "Maps".

The Tulks South Property includes Boomerang and represents a portion of the 323 square kilometer area of Messina's central Newfoundland mineral land holdings. The region is historically known to be prospective for zinc-rich deposits and home to the formerly producing world class base metal deposits at Buchans and currently home to an 1,800 tonne per day zinc-copper mine at Duck Pond.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: MMI

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com

PRESS RELEASE

January 23, 2007

Messina Minerals ("MMI") Contracts SGS Lakefield Research for Boomerang Metallurgical Studies

Messina Minerals Inc. ("MMI") is exploring for zinc-lead-copper-silver-gold massive sulphides similar to Messina's Boomerang discovery located in central Newfoundland, Canada. The two-fold objectives of the 2007 exploration program are to:

- identify and test massive sulphide exploration targets within Messina's extensive 323 square kilometer area properties, focusing on Domino, Hurricane and other mineralized zones adjacent to Boomerang
- calculate a current NI43-101 resource estimate at Messina's Boomerang zinc-lead-copper-silver-gold discovery (see news release December 19, 2006).

BOOMERANG METALLURGICAL STUDY

Messina has contracted SGS Lakefield Research ("SGS") to conduct preliminary mineralogical and metallurgical testing of Boomerang zinc-lead-copper-silver-gold mineralization located in Newfoundland, Canada. The overall objective of the SGS studies is to provide data on the modal abundance, particle size, and liberation characteristics of the valuable minerals within Boomerang massive sulphides.

The study will examine and document the sulphide mineralogy of Boomerang massive sulphides. A separate study phase will focus on the gold and silver mineral species to establish gold and silver deportment and provide data on liberation of these materials. A flotation testwork study will provide preliminary data on expected metal recoveries and grade of each concentrate. The report of work conducted is anticipated to be available to Messina during the second half of 2007.

SGS Lakefield Research is the global leader in the provision of mineralogical and metallurgical testing and also provides metallurgical consulting and on-site services to the mining and minerals sector.

BOOMERANG RESOURCE ESTIMATE UPDATE

A current resource estimate of Boomerang mineralization is underway and has been contracted to Snowden Mining Industry Consultants inc. ("Snowden"). The NI43-101 report is anticipated to be completed during the first half of 2007.

WARRANT EXERCISE

Prior to their expiry at 4:00pm PST on January 19, 2007 a total of 536,250 of Messina's common share purchase warrants were exercised and an identical number of Messina common shares were issued for total proceeds of $536,250 to Messina. The number of issued and outstanding common shares of Messina has now risen to 33,221,410.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"
President

— 30 —

MATERIAL CHANGE REPORT
FORM 51-102F3

Item 1. **Reporting Issuer**
Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

January 23, 2007

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on January 23, 2007 through the facilities of CCN Matthews via Canadian Timely Disclosure Network.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

DATED this 23RD day of January, 2007

"Peter Tallman"

Peter Tallman, President

Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: MMI

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com

PRESS RELEASE

January 23, 2007

Messina Minerals ("MMI") Contracts SGS Lakefield Research for Boomerang Metallurgical Studies

Messina Minerals Inc. ("MMI") is exploring for zinc-lead-copper-silver-gold massive sulphides similar to Messina's Boomerang discovery located in central Newfoundland, Canada. The two-fold objectives of the 2007 exploration program are to:

- identify and test massive sulphide exploration targets within Messina's extensive 323 square kilometer area properties, focusing on Domino, Hurricane and other mineralized zones adjacent to Boomerang
- calculate a current NI43-101 resource estimate at Messina's Boomerang zinc-lead-copper-silver-gold discovery (see news release December 19, 2006).

BOOMERANG METALLURGICAL STUDY

Messina has contracted SGS Lakefield Research ("SGS") to conduct preliminary mineralogical and metallurgical testing of Boomerang zinc-lead-copper-silver-gold mineralization located in Newfoundland, Canada. The overall objective of the SGS studies is to provide data on the modal abundance, particle size, and liberation characteristics of the valuable minerals within Boomerang massive sulphides.

The study will examine and document the sulphide mineralogy of Boomerang massive sulphides. A separate study phase will focus on the gold and silver mineral species to establish gold and silver deportment and provide data on liberation of these materials. A flotation testwork study will provide preliminary data on expected metal recoveries and grade of each concentrate. The report of work conducted is anticipated to be available to Messina during the second half of 2007.

SGS Lakefield Research is the global leader in the provision of mineralogical and metallurgical testing and also provides metallurgical consulting and on-site services to the mining and minerals sector.

BOOMERANG RESOURCE ESTIMATE UPDATE

A current resource estimate of Boomerang mineralization is underway and has been contracted to Snowden Mining Industry Consultants inc. ("Snowden"). The NI43-101 report is anticipated to be completed during the first half of 2007.

WARRANT EXERCISE

Prior to their expiry at 4:00pm PST on January 19, 2007 a total of 536,250 of Messina's common share purchase warrants were exercised and an identical number of Messina common shares were issued for total proceeds of $536,250 to Messina. The number of issued and outstanding common shares of Messina has now risen to 33,221,410.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

— 30 —

MESSINA MINERALS INC.
#2300 – 1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

NOTICE OF 2007 ANNUAL GENERAL MEETING

TAKE NOTICE that the 2007 Annual General Meeting of the shareholders of **MESSINA MINERALS INC.** (hereinafter called the "Company") will be held at The Meeting Room, Lower Level, 1055 West Hastings Street, Vancouver, British Columbia on:

Thursday, February 22, 2007

at the hour of 2:00 o'clock in the afternoon for the following purposes:

1. To receive the Audited Financial Statements of the Company for the fiscal period ending September 30, 2006 and the report of the auditor thereon;
2. To appoint an auditor for the ensuing year;
3. To set the number of directors and to elect directors;
4. To approve the Company's Stock Option Plan as more particularly set out in the Information Circular accompanying this Notice;
5. To transact any other business that may properly come before the Meeting and any adjournment thereof.

An Information Circular and a form of Proxy accompany this Notice. The Information Circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this Notice.

Registered shareholders are entitled to vote at the Meeting in person or by proxy. Registered shareholders who are unable to attend the Meeting, or any adjournment thereof, in person, are requested to read, complete, sign and return the form of Proxy accompanying this Notice in accordance with the instructions set out in the form of Proxy and in the Information Circular accompanying this Notice. Unregistered shareholders who received the form of Proxy accompanying this Notice through an intermediary must deliver the Proxy in accordance with the instructions given by such intermediary.

DATED at Vancouver, British Columbia this 10th day of January, 2007.

BY ORDER OF THE BOARD OF DIRECTORS
OF MESSINA MINERALS INC.

"Peter Tallman"

President

MESSINA MINERALS INC.
#2300 – 1066 West Hastings Street
Vancouver, British Columbia
V6E 3X2
Telephone: (604) 688-1508
Facsimile: (604) 601-8253

INFORMATION CIRCULAR
AS AT AND DATED JANUARY 10, 2007

(unless otherwise noted)

This Information Circular accompanies the Notice of the Annual General Meeting of shareholders of Messina Minerals Inc. (the "Company") scheduled to be held on February 22, 2007 (the "Meeting"), and is furnished in connection with a solicitation of proxies for use at that Meeting and at any adjournment thereof.

PERSONS OR COMPANIES MAKING THE SOLICITATION

THE FORM OF PROXY ACCOMPANYING THIS INFORMATION CIRCULAR IS BEING SOLICITED BY MANAGEMENT OF THE COMPANY

Solicitations will be made by mail and possibly supplemented by telephone, electronic means, or other personal contact to be made without special compensation by directors, officers and employees of the Company. The Company may reimburse shareholders' nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy. No solicitation will be made by specially engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Those shareholders so desiring may be represented by proxy at the Meeting. The persons named in the form of proxy accompanying this Information Circular are directors and/or officers of the Company ("Management Appointees"). **A shareholder has the right to appoint a person or company (who need not be a shareholder) to attend and act on the shareholder's behalf at the Meeting other than the Management Appointees.** To exercise this right, the shareholder must either insert the name of the desired person in the blank space provided in the form of proxy accompanying this Information Circular and strike out the names of the Management Appointees or submit another proper form of proxy.

NON-REGISTERED SHAREHOLDERS

Only shareholders whose names appear on the records of the Company ("registered shareholders") or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are not registered shareholders because the shares they own are not registered in their names. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares including, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESP's and similar plans; or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with securities regulatory policy, the Company has distributed copies of the Notice of Meeting, this Information Circular and the form of proxy accompanying this Information Circular (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries.

Intermediaries are required to forward the Meeting Materials to, and to seek voting instructions from, Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Intermediaries will often use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete this form of proxy and **submit it to the Company, c/o Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, fax number: (416) 263-9261**; or

(b) more typically, be given a voting instruction or proxy authorization form **which is not signed by the Intermediary**, and which, when properly completed and signed by the Non-Registered Holder and **returned to the Intermediary or its service company**, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for this proxy form to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the proxy form, properly complete and sign the proxy form and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company. **A Non-Registered Holder cannot use a proxy authorization form to vote shares directly at the Meeting.**

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own.

The Meeting Materials are being sent to both registered and non-registered owners of shares. If you are a Non-Registered Holder and the Company or its agent has sent the Meeting Materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding shares on your behalf. By choosing to send the Meeting Materials to you directly, the Company (and not the Intermediary holding shares on your behalf) has assumed responsibility for (i) delivering the Meeting Materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

Non-Registered Holders cannot be recognized at the Meeting for purposes of voting their shares in person or by way of depositing a form of proxy. If you are a Non-Registered Holder and wish to vote in person at the Meeting, please see the voting instructions you received or contact your Intermediary well in advance of the Meeting to determine how you can do so.

Non-Registered Holders should carefully follow the voting instructions they receive, including those on how and when voting instructions are to be provided, in order to have their shares voted at the Meeting.

DEPOSIT AND VOTING OF PROXIES

To be effective, the instrument of proxy must be dated and signed and, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, deposited either at the office of Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, or at the Head Office of the Company at #2300 – 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X2, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the holding of the Meeting or any adjournment thereof.

THE SHARES REPRESENTED BY A PROPERLY EXECUTED AND DEPOSITED PROXY WILL BE VOTED OR WITHHELD FROM VOTING ON EACH MATTER REFERRED TO IN THE NOTICE OF MEETING IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN (PROVIDED SUCH INSTRUCTIONS ARE CERTAIN) ON ANY BALLOT THAT MAY BE CALLED FOR AND, IF A CHOICE IS SPECIFIED WITH RESPECT TO ANY MATTER TO BE ACTED UPON AT THE MEETING, THE SHARES SHALL BE VOTED OR WITHHELD FROM VOTING ACCORDINGLY. **WHERE NO CHOICE IS SPECIFIED IN RESPECT OF ANY MATTER TO BE ACTED UPON OTHER THAN THE APPOINTMENT OF AN AUDITOR OR THE ELECTION OF DIRECTORS AND ONE OF THE MANAGEMENT APPOINTEES IS NAMED IN THE FORM OF PROXY TO ACT AS THE SHAREHOLDER'S PROXYHOLDER, THE SHARES REPRESENTED BY THE PROXY WILL BE VOTED IN FAVOUR OF ALL SUCH MATTERS ON ANY BALLOT THAT MAY BE CALLED FOR.** THE FORM OF PROXY ACCOMPANYING THIS INFORMATION CIRCULAR GIVES THE PERSON OR COMPANY NAMED AS PROXYHOLDER DISCRETIONARY AUTHORITY REGARDING AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING AND OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING. IN THE EVENT THAT AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING ARE PROPERLY BROUGHT BEFORE THE MEETING OR ANY OTHER BUSINESS IS PROPERLY BROUGHT BEFORE THE MEETING, IT IS THE INTENTION OF THE MANAGEMENT APPOINTEES TO VOTE IN ACCORDANCE WITH THEIR BEST JUDGMENT ON SUCH MATTERS OR BUSINESS ON ANY BALLOT THAT MAY BE CALLED FOR. AT THE TIME OF PRINTING THIS INFORMATION CIRCULAR, MANAGEMENT KNOWS OF NO SUCH AMENDMENTS, VARIATIONS OR OTHER MATTERS WHICH MAY BE BROUGHT BEFORE THE MEETING.

REVOCABILITY OF PROXY

In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the registered shareholder or his attorney authorized in writing, or if the registered shareholder is a corporation, by a duly authorized officer or attorney thereof, and deposited either at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or, as to any matter in respect of which a vote shall not already have been cast pursuant to such proxy, with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits the proxy is revoked.

Only registered shareholders have the right to revoke a proxy. A Non-Registered Holder may revoke a proxy authorization form or a waiver of the right to receive Meeting Materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of proxy authorization form or of a waiver of the right to receive Meeting Materials and to vote that is not received by the Intermediary at least 7 days prior to the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares without par value, each share carrying the right to one vote. There are 33,025,160 common shares issued and outstanding at January 10, 2007. The directors have determined that all shareholders of record as of the 10th day of January, 2007 will be entitled to receive notice of and to vote at the Meeting.

At a General Meeting of the Company, on a show of hands, every registered shareholder present in person and entitled to vote and every proxyholder duly appointed by a registered shareholder who would have been entitled to vote shall have one vote and, on a poll, every registered shareholder present in person or represented by proxy or other proper authority and entitled to vote shall have one vote for each share of which such shareholder is the registered holder. Shares represented by proxy will only be voted if a ballot is called for. A ballot may be requested by a registered shareholder or proxyholder present at the Meeting or required because the number of votes attached to shares represented by proxies that are to be voted against a matter is greater than 5% of the votes that could be cast at the Meeting.

To the knowledge of the directors and executive officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the outstanding voting rights of the Company.

ELECTION OF DIRECTORS

Each director of the Company is elected annually and holds office until the next Annual General Meeting of the shareholders unless that person ceases to be a director before then. **In the absence of instructions to the contrary, the persons named in the enclosed Instrument of Proxy intend to vote the shares represented by proxy on a poll in favour of the nominees herein listed.**

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IN THE EVENT THAT PRIOR TO THE MEETING ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED, IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY THE PERSONS NAMED IN THE ENCLOSED INSTRUMENT OF PROXY TO VOTE THE SHARES REPRESENTED BY PROXY FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS AS DIRECTORS ON ANY BALLOT THAT MAY BE CALLED FOR.

Management proposes that the number of directors for the Company be determined at seven (7) for the ensuing year, subject to such increases as may be permitted by the Articles of the Company, and to nominate each of the following persons for election as a director. Information concerning these persons, as furnished by the individual nominees, is as follows:

Name, Jurisdiction of Residence and Present Office Held	**Director Since**	**Number Of Shares Beneficially Owned, Directly Or Indirectly, Or Over Which Control Or Direction Is Exercised At January 10, 2007**	**Principal Occupation And If Not At Present An Elected Director, Occupation During The Past Five (5) Years**
Peter Tallman North Vancouver, BC *President, Chief Executive Officer*	May 30, 2003	3,112,500(1) 105,000(2)	Geologist; President of the Company;
John Pallot New Westminster, BC	March 31, 1993	355,500(1)	Director and Officer of several reporting companies;
Steven Brunelle* Etobicoke, Ontario	December 29, 2000	2,285,177(1)	Geologist; Director and Officer of several reporting companies;
Gary McDonald* New Westminster, BC *Chief Financial Officer*	December 17, 2004	224,500(1) 50,000(2)	Chartered Accountant; Director and Officer of several reporting companies;
Peter Mordaunt* Tucson, Arizona, USA	February 17, 2005	Nil(1)	Geologist; Chairman, President and CEO of Stingray Resources Inc.;
David McCue Vancouver, BC	February 17, 2005	125,200(1) 15,000(2)	Lawyer; Director and Officer of several reporting companies;
Gordon Ulrich St. Albert, Alberta	Nominee	20,000(1)	Engineer; President of Glacier Developments Inc.

(1) Denotes shares held directly;
(2) Denotes shares held indirectly.
(*) Members of the Audit Committee;

No proposed director (including any personal holding company of a proposed director):

(a) is, as at the date of this Information Circular, or has been, within the preceding 10 years, a director or executive officer of any company that, while that person was acting in that capacity,

(i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(b) has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

(c) is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the Company acting solely in such capacity; or

(d) has been subject to:

(i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

EXECUTIVE COMPENSATION

"CEO" means each individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year.

"CFO" means each individual who served as chief financial officer of the Company or acted in a similar capacity during the most recently completed financial year.

"executive officer" means the chair, a vice-chair, the president, a vice-president in charge of a principal business unit, division or function of the Company and any other individual who performs a policy-making function in respect of the Company.

"Named Executive Officer" means:

(i) each CEO and CFO;

(ii) each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeded $150,000; and

(iii) any additional individuals who would have been included in (ii) except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year.

The following table sets forth all annual and long term compensation for services to the Company for the three most recently completed financial years as at September 30, 2006 in respect of the Named Executive Officers. At the end of the Company's most recently completed financial year, the Company had two Named Executive Officers, Peter Tallman, the Company's CEO and President, and Gary McDonald, the Company's CFO. There were no other executive officers of the Company, or other individuals that served as executive officers, whose total compensation exceeded $150,000 during the financial year ended September 30, 2006.

SUMMARY COMPENSATION TABLE

Named Executive Officers

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position	**Year[1]**	**Salary ($)**	**Bonus ($)**	**Other Annual Compen sation[2] ($)**	**Securities under Options/ SARs[3] Granted (#)**	**Restricted Shares or Restricted Share Units ($)**	**LTIP[4] Payouts ($)**	**All Other Compen-sation[5]**
Peter Tallman President, CEO	2006	140,000	Nil	Nil	Nil	Nil	Nil	$38,133
	2005	Nil	Nil	Nil	575,000	Nil	Nil	$139,065
	2004	Nil	Nil	Nil	300,000	Nil	Nil	$74,077
Gary McDonald CFO	2006	Nil	Nil	Nil	Nil	Nil	Nil	$1,500
	2005	Nil	Nil	Nil	75,000	Nil	Nil	Nil
	2004	Nil	Nil	Nil	75,000	Nil	Nil	Nil

Notes:
(1) Ended September 30.
(2) Perquisites and other personal benefits do not exceed the lesser of $50,000 and 10% of the total of the annual salary and bonus for any of the Named Executive Officers.
(3) Stock-appreciation rights.
(4) Long-term incentive plan.
(5) For further details, see "Interest of Informed Persons in the Material Transactions".

Stock Appreciation Rights ("SARs") Grants
During The Most Recently Completed Financial Year

Stock Appreciation Rights ("SARs") means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly on or in part in changes in the trading price of the Company's shares. No SARs were granted or exercised during the most recently completed financial year.

Long Term Incentive Plan ("LTIP") Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities), was paid or distributed to the Named Executive Officers during the most recently completed financial year. The Company did not make any awards pursuant to a LTIP to the Named Executive Officers during the most recently completed financial year.

Options

For a description of the Company's Stock Option Plan, see "Particulars of Matters to be Acted On".

No options, share purchase warrants or rights have been granted by the Company as compensation for employment services or office, and none are outstanding. Furthermore, during the most recently completed financial year of the Company, no incentive stock options ("Options") were granted under the Company's Stock Option Plan to the Named Executive Officers or to the Non-Named Executive Officer Directors.

Aggregated Option Exercises

The following table sets forth details of all exercised Options during the most recently completed financial year by the Named Executive Officers, and by the Non-Named Executive Officer Directors, and the financial year end value of unexercised in-the-money Options on an aggregated basis.

AGGREGATE OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

Name Of Executive Officer	Securities Acquired On Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Financial Year End (#) Exercisable/ Unexercisable	Value Of Unexercised In-The-Money Options At Financial Year End ($) Exercisable/ Unexercisable
Named Executive Officers				
Peter Tallman (CEO)	Nil	Nil	575,000/Nil	N/A
Gary McDonald (CFO)	Nil	Nil	150,000/Nil	$30,000/N/A
Non-Named Executive Officer Directors				
Peter Mordaunt	Nil	Nil	500,000/Nil	N/A
Steven Brunelle	Nil	Nil	150,000/Nil	N/A
David J. McCue	Nil	Nil	150,000/Nil	$10,000/N/A
John Pallot	Nil	Nil	150,000/Nil	N/A

Termination of Employment, Changes in Responsibilities and Employment Contracts

The Company has an Employment Contract with Peter Tallman, President and CEO, under which he is paid an annual salary of $140,000. The Company does not have Employment Contracts with any other Named Executive Officers, nor any compensatory plan, contract or arrangement where the Named Executive Officers are entitled to receive anything from the Company or its subsidiaries in the event of the resignation, retirement or any other termination of the Named Executive Officer's employment with the Company and its subsidiaries, a change in control of the Company or any of its subsidiaries or a change in the Named Executive Officer's responsibilities following a change in control, including periodic payments or installments in excess of $100,000.

Compensation of Directors

Other than as disclosed under the heading "Interest of Informed Persons in Material Transactions", the directors of the Company have not been paid fees or other cash compensation in their capacity as directors during the most recently completed financial year. The Company has no arrangements, standard or otherwise, pursuant to which its current directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, or involvement in special assignments during the most recently completed financial year or subsequently, up to and including the date of this Information Circular, except that directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors and certain directors may be compensated for services as consultants or experts.

No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Company has no equity compensation plans. The following table, however, sets out the number of the Company's shares to be issued and remaining available for future issuance under the Company's Incentive Stock Option Plan at the end of the Company's most recently completed financial year:

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by securityholders	2,170,000	$1.53	1,094,766
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	**2,170,000**	**$1.53**	**1,094,766**

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, and no associates or affiliates of any of them, is or has been indebted to the Company or its subsidiaries at any time since the beginning of the Company's last completed financial year.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

1. Board of Directors – The board of directors (the "Board") facilitates its exercising of independent supervision over the Company's management through frequent meetings of the Board, both with and without members of the Company's management (including members of management that are also directors) being in attendance.

The following directors are "independent" in that they are independent and free from any interest, and any business or other relationship which could reasonably be perceived to, materially interfere with the director's ability to act with the best interests of the Company, other than interests and relationships arising from shareholdings:

John Pallot
Steve Brunelle
Peter Mordaunt
David McCue

The following directors are not independent because they are members of management:

Peter Tallman
Gary McDonald

The mandate of the Board, as prescribed by the *Business Corporations Act* (British Columbia), is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. In doing so, the Board oversees the management of the Company's affairs directly and through its committees.

2. Directorships – The following directors are presently directors of the other reporting issuers set opposite their respective names:

Steve Brunelle	Stingray Resources Inc., Escape Group Inc.
Gary McDonald	Windarra Minerals Ltd., Westward Explorations Ltd., Taranis Resources Inc.
Peter Mordaunt	Stingray Resources Inc.
John Pallot	Windarra Minerals Ltd., Westward Explorations Ltd.

3. Orientation and Continuing Education – Each new director brings a different skill set and professional background and, with this information, the Board is able to determine what orientation to the nature and operations of the Company's business will be necessary and relevant to each new director. The Company provides continuing education for its directors as such need arises and encourages open discussion at all meetings which format encourages learning by the directors.

4. Ethical Business Conduct - The Board expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company's business plan and to meet performance objectives and goals.

In addition, the Board must comply with conflict of interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

5. Nomination of Directors – The Board determines new nominees to the Board, although a formal process has not been adopted. The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members and the President of the Company. The Board monitors but does not formally assess the performance of individual Board members or committee members on their contributions.

6. **Compensation** – The Company has established a Compensation Committee consisting of David McCue, Peter Mordaunt and Gary McDonald. Compensation recommendations are made by the Compensation Committee and reached primarily by comparison of the remuneration paid by the Company with publicly available information on remuneration paid by other reporting issuers that the Compensation Committee feels are similarly placed within the same business of the Company. The recommendations of the Compensation Committee are then presented to the Board for approval.

7. **Other Board Committees** – Other than the Audit Committee and the Compensation Committee, the Company does not have any other Board committees.

8. **Assessments** – The Board will annually review its own performance and effectiveness as well as review annually the Audit Committee Charter and recommend revisions to the Board as necessary. Neither the Company nor the Board has determined formal means or methods to regularly assess the Board, its committees or the individual directors with respect to their effectiveness and contributions. Effectiveness is subjectively measured by comparing actual corporate results with stated objectives. The contributions of an individual director are informally monitored by the other Board members, having in mind the business strengths of the individual and the purpose of originally nominating the individual to the Board.

The Company feels its corporate governance practices are appropriate and effective for the Company, given its relatively small size and limited operations. The Company's method of corporate governance allows for the Company to operate efficiently, with simple checks and balances that control and monitor management and corporate functions without excessive administrative burden.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

Multilateral Instrument 52-110 of the Canadian Securities Administrators ("MI 52-110") requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following.

The Company's audit committee is governed by an audit committee charter, the text of which is attached as Schedule "A' to this Information Circular.

The Company's audit committee is comprised of three directors, Peter Mordaunt, Gary McDonald and Steven Brunelle. As defined in MI 52-110, Gary McDonald is not "independent" and Peter Mordaunt and Steven Brunelle are "independent". Also as defined in MI 52-110, all of the audit committee members are "financially literate".

Since the commencement of the Company's most recently completed financial year, the Company's Board of Directors has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

Since the effective date of MI 52-110, the Company has not relied on the exemptions contained in sections 2.4 or 8 of MI 52-110. Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non–audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided. Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of MI 52-110, in whole or in part.

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services. Subject to the requirements of MI 52-110, the engagement of non-audit services is considered by the Company's Board of Directors, and where applicable the audit committee, on a case-by-case basis.

In the following table, "audit fees" are fees billed by the Company's external auditor for services provided in auditing the Company's annual financial statements for the subject year. "Audit-related fees" are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements. "Tax fees" are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. "All other fees" are fees billed by the auditor for products and services not included in the foregoing categories.

The fees paid by the Company to its auditor in each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
September 30, 2006	$26,800.00	$429.00	$3,550.00[(1)]	Nil
September 30, 2005	$15,000.00	Nil	$1,400.00[(1)]	$825.00[(2)]

(1) Fees related to the preparation of the Company's T-2 corporate income tax return and the General Index of Financial Information required by CCRA.

(2) Fees related to specific advisory services provided, communications concerning fiscal matters affecting the Company's business and advice concerning a private placement financing conducted by the Company.

The Company is relying on the exemption provided by section 6.1 of MI 52-110 which provides that the Company, as a venture issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of MI 52-110.

APPOINTMENT OF AUDITOR

It has been proposed that Davidson & Company, Chartered Accountants, of 1200 – 609 Granville Street, Vancouver, British Columbia, V7Y 1G6 be appointed as Auditor of the Company for the ensuing year at a remuneration to be fixed by the Directors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No insider of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any of these persons, has any material interest, direct or indirect, in any transaction since the commencement of the Company's last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries other than as disclosed under the headings "Executive Compensation" and "Particulars of Matters to be Acted Upon" and as follows:

During the year ended September 30, 2006, the Company entered into the following transactions with related parties:

1. Paid or accrued corporate administration fees of $19,677 to an officer of the Company;

2. Paid or accrued management fees of $97,222 to a director and officer of the Company;

3. Paid or accrued geological consulting and equipment rental fees of $153,353 to a company controlled by an officer of the Company;

4. Paid or accrued geological consulting fees and equipment rental fees of $80,911 to a director and officer of the Company and companies controlled by this director and officer, which have been included in deferred exploration costs;

5. Purchased vehicles for consideration of $52,984 from a company controlled by a director and officer of the Company, which have been included in building and equipment;

6. Purchased equipment in the amount of $16,100 from a company controlled by an officer of the Company;

7. Paid or accrued legal fees of $59,073 to a company controlled by a director of the Company;

8. Paid directors and officers fees to the directors and officers in the amount of $9,000.

Included in accounts payable is $14,814 owing to directors, officers and/ or companies with directors and officers in common.

Pursuant to the Tulks South Property Acquisition Agreement, the Company has an obligation to issue shares to Tulks Resources Ltd. ("Tulks") for property option payments. A director of Tulks is also a director and officer of the Company.

These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

None of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company's last financial year and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than as disclosed under the headings "Executive Compensation" and "Particulars of Matters to be Acted Upon".

PARTICULARS OF MATTERS TO BE ACTED UPON

Stock Option Plan

At the meeting, the shareholders will be asked to pass a resolution concerning the approval of the Company's existing rolling stock option plan (the "Plan").

Management of the Company considers it desirable and in the best interests of the Company to continue the Plan for the granting of future stock options to directors, officers, employees and consultants. The Plan was initially approved at the Annual General Meeting of the Company held on January 14, 2003 and the policies of the TSX Venture Exchange (the "TSX-V") require the shareholders of the Company to re-approve the Plan yearly.

The policies of the TSX-V also provide that, where a stock option plan, together with any other share compensation arrangements, could result, at any time, in the number of shares reserved for issuance pursuant to the plan exceeding 10% of the outstanding issue or the issuance within a one-year period of a number of shares exceeding 10% of the outstanding issue, approval of the Plan by the Company's shareholders is required.

The policies of the TSX-V further provide that, if a stock option plan, together with any other share compensation arrangements, could result, at any time, in the:

(a) number of shares reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the outstanding issue;

(b) issuance to insiders, within a one-year period, of a number of shares exceeding 10% of the outstanding issue; or

(c) issuance to any one insider and such insider's associates, within a one-year period, of a number of shares exceeding 5% of the outstanding issue;

then the stock option plan must be approved by a majority of the votes cast by disinterested shareholders, being votes cast by shareholders voting at the meeting, excluding votes attached to shares beneficially owned by insiders who hold options and their associates. As the Plan is limited to the reservation of a maximum of 10% of the issued and outstanding shares of the Company, approval by disinterested shareholders is not required.

Accordingly, the shareholders of the Company will be asked at the meeting to pass an Ordinary Resolution, the text of which will be substantially in the form as follows:

> "**BE IT RESOLVED** that the Company's Stock Option Plan as established prior to this Meeting be re-approved and that the Board of Directors of the Company be authorized in their absolute discretion to administer the Stock Option Plan in accordance with its terms and conditions. The maximum number of common shares of the Company reserved for issuance under the Company's Stock Option Plan shall be 10% of the issued and outstanding shares of the Company."

MANAGEMENT IS NOT AWARE OF ANY OTHER MATTER TO COME BEFORE THE MEETING OTHER THAN AS SET FORTH IN THE NOTICE OF MEETING. IF ANY OTHER MATTER PROPERLY COMES BEFORE THE MEETING, IT IS THE INTENTION OF THE MANAGEMENT APPOINTEES TO VOTE THE SHARES REPRESENTED BY THE FORM OF

PROXY ACCOMPANYING THIS INFORMATION CIRCULAR ON ANY BALLOT THAT MAY BE CALLED FOR IN ACCORDANCE WITH THEIR BEST JUDGMENT ON SUCH MATTER.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found at www.sedar.com. A copy of the following documents may be obtained, without charge, upon request to the Chief Executive Officer of the Company at #2300 – 1066 West Hastings Street, Vancouver, British Columbia V6E 3X2, telephone: (604) 688-1508, facsimile: (604) 601-8253:

(a) the comparative financial statements of the Company for the financial year ended September 30, 2006 together with the accompanying report of the auditor thereon and related Management Discussion and Analysis and any interim financial statements of the Company for periods subsequent to September 30, 2006 and related Management Discussion and Analysis; and

(b) this Information Circular.

BOARD APPROVAL

The content and sending of this Information Circular has been approved by the Company's Board of Directors. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

IT IS AN OFFENCE UNDER THE SECURITIES ACT AND THE ALBERTA SECURITES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE RULES THAT AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

Dated this 10th day of January, 2007.

**BY ORDER OF THE BOARD OF DIRECTORS
OF MESSINA MINERALS INC.**

"*Peter Tallman*"

Peter Tallman
President

SCHEDULE "A"

CHARTER
OF THE
AUDIT COMMITTEE
OF THE
BOARD OF DIRECTORS
OF
MESSINA MINERALS INC.

Audit Committee
Of the
Board of Directors ("Board")

MESSINA MINERALS INC.
(the "Company")

THE AUDIT COMMITTEE CHARTER

PURPOSE OF THE COMMITEE

The purpose of the Audit Committee (the "Committee") of the Board of Directors (the "Board") of the Company is to provide an open avenue of communication between management, the Company's independent auditor, and the Board and to assist the Board in its oversight of:

- the integrity, adequacy and timeliness of the Company's financial reporting and disclosure practices;
- the Company's compliance with legal and regulatory requirements related to financial reporting; and
- the independence and performance of the Company's independent auditor.

The Committee shall also perform any other activities consistent with this Charter, the Company's articles and governing laws as the Committee or Board deems necessary or appropriate.

The Committee shall consist of at least three directors. Members of the Committee shall be appointed by the Board and may be removed by the Board in its discretion. The members of the Committee shall elect a Chairman from among their number. A majority of the members of the Committee must not be officers or employees of the Company or of an affiliate of the Company. The quorum for a meeting of the Committee is a majority of the members who are not officers or employees of the Company or of an affiliate of the Company. With the exception of the foregoing quorum requirements, the Committee may determine its own procedures.

The Committee's role is one of oversight. Management is responsible for preparing the Company's financial statements and other financial information and for the fair presentation of the information set forth in the financial statements in accordance with generally accepted accounting principles ("GAAP"). Management is also responsible for establishing internal controls and procedures and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all applicable laws and regulations.

The independent auditor's responsibility is to audit the Company's financial statements and provide its opinion, based on its audit conducted in accordance with the generally accepted auditing standards, that the financial statements present fairly, in all material respects, the financial position, results of operation and cash flows of the Company in accordance with GAAP.

The Committee is responsible for recommending to the Board the independent auditor to be nominated for the purpose of auditing the Company's financial statements, preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, and for reviewing and recommending the compensation of the independent auditor. The Committee is also directly responsible for the evaluation of and oversight of the work of the independent auditor. The independent auditor shall report directly to the Committee.

AUTHORITY AND RESPONSIBILITIES

In addition to the foregoing, in performing its oversight responsibilities the Committee shall:

1. Monitor the adequacy of this Charter and recommend any proposed changes to the Board.

2. Review the appointments of the Company's Chief Financial Officer and any other key financial executive involved in the financial reporting process.

3. Review with management and the independent auditor the adequacy and effectiveness of the Company's accounting and financial controls and the adequacy and timeliness of its financial reporting processes.

4. Review with management and the independent auditor the annual financial statements and related documents and review with management the unaudited quarterly financial statements and related documents, prior to filing or distribution, including matters required to be reviewed under applicable legal or regulatory requirements.

5. Where appropriate and prior to release, review with management any news releases that disclose annual or interim financial results or contain other significant financial information that has not previously been released to the public.

6. Review the Company's financial reporting and accounting standards and principles and significant changes in such standards or principles or in their application, including key accounting decisions affecting the financial statements, alternatives thereto and the rationale for decisions made.

7. Review the quality and appropriateness of the accounting policies and the clarity of financial information and disclosure practices adopted by the Company, including consideration of the independent auditor's judgment about the quality and appropriateness of the Company's accounting policies. This review may include discussions with the independent auditor without the presence of management.

8. Review with management and the independent auditor significant related party transactions and potential conflicts of interest.

9. Pre-approve all non-audit services to be provided to the Company by the independent auditor.

10. Monitor the independence of the independent auditor by reviewing all relationships between the independent auditor and the Company and all non-audit work performed for the Company by the independent auditor.

11. Establish and review the Company's procedures for the:

- receipt, retention and treatment of complaints regarding accounting, financial disclosure, internal controls or auditing matters; and
- confidential, anonymous submission by employees regarding questionable accounting, auditing and financial reporting and disclosure matters.

12. Conduct or authorize investigations into any matters that the Committee believes is within the scope of its responsibilities. The Committee has the authority to retain independent counsel, accountants or other advisors to assist it, as it considers necessary, to carry out its duties, and to set and pay the compensation of such advisors at the expense of the Company.

13. Perform such other functions and exercise such other powers as are prescribed from time to time for the audit committee of a reporting company in Parts 2 and 4 of Multilateral Instrument 52-110 of the Canadian Securities Administrators, the *Business Corporations Act* (British Columbia) and the articles of the Company.

Form 52-109F1 – Certification of Annual Filings

I, Peter Tallman, President and CEO of Messina Minerals Inc., certify that:

1. I have reviewed the annual filings (as this term is identified in Multilateral Instrument 52-109 *Certification of Disclosure in Issuer's Annual and Interim Filings*) of Messina Minerals Inc. for the period ending September 30, 2006.

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

January 10, 2007

"Peter Tallman"

Peter Tallman
President and CEO

Form 52-109F1 – Certification of Annual Filings

I, Gary McDonald, CFO of Messina Minerals Inc., certify that:

1. I have reviewed the annual filings (as this term is identified in Multilateral Instrument 52-109 *Certification of Disclosure in Issuer's Annual and Interim Filings*) of Messina Minerals Inc. for the period ending September 30, 2006.

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

January 10, 2007

"Gary McDonald"

Gary McDonald
CFO

REQUEST FOR ANNUAL FINANCIAL STATEMENTS AND MD&A AND/OR INTERIM FINANCIAL STATEMENTS AND MD&A

TO: **MESSINA MINERALS INC.** (the "Company")
(CUSIP No. 590815106)

In accordance with National Instrument No. 51-102 of the Canadian Securities Administrators, registered and non-registered (beneficial) shareholders may request annually to receive annual financial statements and the related management's discussion and analysis ("MD&A") and interim financial statements and the related MD&A of the Company for the current financial year. If you wish to receive such material, please complete and return this form to the registrar and transfer agent for the Company:

Computershare Investor Services Inc.
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
Attention: Stock Transfer Department

If you do not make the request below, you will not be sent the Company's Annual Financial Statements and related MD&A for the current financial year or the Company's Interim Financial Statements and related MD&A for the current financial year. These documents may be found on SEDAR at www.sedar.com and on the Company's website at http://www.messinaminerals.com.

I certify that I am a registered/non-registered owner of common shares of the Company and request that I be placed on the Company's Mailing List in order to receive [Check one or both to effect the request]:

☐ the Company's Annual Financial Statements and related MD&A

☐ the Company's Interim Financial Statements and related MD&A

DATED: ______________________, 200___.

____
Signature

____
Name of Registered/Non-Registered Shareholder - please print

____
Address

____
Postal Code

____
Fax Number

____
Name and title of person signing if different from name above.

By providing an E-mail address, you will be deemed to be consenting to the electronic delivery to you at such E-mail address of the above selected Financial Statements and related MD&A, if delivery by electronic means is allowed by applicable regulatory rules and policies.

____
E-mail address (optional)

Messina Minerals Inc.

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

United States Securities & Exchange Comm.
12g 3-2(b) Exemption No. 82-2682
MESSINA MINERALS INC.

Security Class

Holder Account Number

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Form of Proxy - Annual General Meeting to be held on February 22, 2007

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every registered holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the management appointees whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 2:00 pm, Pacific Time, on February 20, 2007.

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VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.computershare.com/proxy

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER **HOLDER ACCOUNT NUMBER** **ACCESS NUMBER**

19DE06053.E.SEDAR/000001/000001/i

Appointment of Proxyholder

The undersigned ("Registered Shareholder") of Messina Minerals Inc. (the "Company") hereby appoints: Peter Tallman, a Director of the Company, or failing him, John Pallot, a Director of the Company,

OR

Print the name of the person you are appointing if this person is someone other than the Management Appointees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of Messina Minerals Inc. to be held at The Meeting Room, Lower Level, 1055 West Hastings Street, Vancouver, British Columbia on February 22, 2007 at 2:00 PM (Pacific Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Set the Number of Directors

To set the number of directors at seven (7).

For ☐ Against ☐

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2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold		For	Withhold
01. Peter Tallman	☐	☐	02. John Pallot	☐	☐	03. Steven Brunelle	☐	☐	04. Peter Mordaunt	☐	☐
05. Gary McDonald	☐	☐	06. David McCue	☐	☐	07. Gordon Ulrich	☐	☐			

3. Appointment of Auditors

To appoint Davidson & Company as auditors of the Company.

For ☐ Withhold ☐

4. Stock Option Plan

To approve the Stock Option Plan.

For ☐ Against ☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

END